FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

September 7, 2009

PETROBRAS ENERGIA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA S.A.

Consolidated Financial Statements and Summary of Events

as of June 30, 2009 and 2008

Independent Accountants’ Review Report

#

MACROECONOMIC OVERVIEW – 2009 SECOND QUARTER

International Context

The world economy again showed a negative performance in the second quarter of 2009, exhibiting a milder contraction in the economic activity as compared to previous quarters in most of the main regions (United States, Europe, Japan) and positive figures in Asia, with China sustained growth standing out. In the United States, the main economic indicators remained negative, though the pace of decline tended to decelerate. Although wholesale and retail prices exhibited an upward trend, they remained at levels lower than those in the same period of previous year. Within this context, the Federal Reserve did not change the benchmark interest rate, which was at minimum levels since the end of 2008. However, long-term interest rates showed a persistent upward trend. The dollar, with its status as the world reserve currency again being questioned, depreciated against the main foreign currencies.

Oil

The second quarter of 2009 exhibited raw material prices still immersed in the international crisis, which only showed a slight rebound from depressed activity levels in 2009 first quarter. West Texas Intermediate (WTI) reference crude oil averaged US$59.6 a barrel, 52% lower compared to the same period of 2008, though 39% higher than in the first quarter, driven by an incipient bubble in commodity prices as a result of high levels of international liquidity.

In the quarter under review, demand contracted by 2.51 million barrels/day, a yoy 2.9% drop, slightly lower than contraction levels in 2009 first quarter. Reduced volumes are in line with the decline witnessed by developed nations, led by USA, which recorded a drop of 2.65 million against a rise of 0.14 million exhibited by developing nations.

Supply, in turn, declined 2.66 million barrels/day, or 3.1% compared to the second quarter of 2008. The OPEC dramatically reduced production, in line with the policy to cut and comply with quotas implemented in September 2008. Thus, the OPEC reduced supply by 2.51 million barrels/day. Non-OPEC producers, in net terms, also reduced supply, though less significantly (0,18 million), with drops in the Gulf of Mexico and the North Sea, partially offset by rises in Latin America and the former USSR republics.

Argentina

According to private estimates, the Argentine economy contracted for the third quarter in a row, with declines in industry, trade and specially a bad performance of the agricultural sector affected by the drought.

The decline in the activity level resulted in a strong drop in imports (38% in the semester). This caused an increase in the trade balance even despite the drop in exports (19% in the semester).

National oil production recorded a significant yoy rise (10% in April-May), since the yoy comparison is made with months in which labor strikes occurred in the oil sector. Considering the first semester of 2009 the increase goes down to 3.1% as compared to the same period in 2008. Crude oil processing, in turn, declined 5% in the quarter (6% YTD). Contraction in economic activity resulted in a significant drop in the demand for diesel oil (8% YTD), while the demand for gasoline remained positive, partly driven by the continued drop in CNG.

Demand for electricity dropped 0.9% in the quarter, with a 0.4% decline in the first semester of 2009.

According to official statistics, domestic prices recorded a rise of less than 3% YTD, while private estimates continue to report higher figures, with a downward trend in yoy terms. Salaries also decelerated, with an about 20% rise in twelve months. Interest rates remained stable at about 13% in the quarter. In addition, deposits showed a slight increase, with dollarization of deposits reaching 18%. Credit to the private sector did not show further dynamism.

The rate of exchange maintained its upward trend, though at a more modest pace than in the first quarter, and reached P$3.80 per dollar by the end of June. The Central Bank intensified the sale of foreign currency before the legislative elections. YTD, the Argentine peso depreciated 10%.

Argentina’s country risk significantly declined from 1,800 basis points to about 1,000 basis points.

Ecuador

According to OPEC’s production targets, crude oil production as of May averaged 496,000 barrels/day, accounting for a yoy 3% drop.

In June, Ecuador concluded repurchase of Global 2012 and 2030 Bonds (with a nominal value of US$3.2 billion) until then in default, with a reduction of between 65% and 70% and with a 91% acceptance level. The country paid off approximately one third of its foreign debt.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

In accordance with the procedures set forth in Technical Resolution (“TR”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), the Company consolidates line by line its financial statements with those of the companies in which it exercises control and joint control. Joint control exists where all shareholders or shareholders representing a voting majority have resolved, on the basis of written agreements, to share control over defining and establishing the company’s operating and financial policies. As of June 30, 2009, Petrobras Energía exercises joint control in Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“CIESA”). As of June 30, 2008, Petrobras Energía exercised joint control in Distrilec, CIESA and Petrobras de Valores Internacional de España S.L. (PVIE). Petrobras Energía’s 60% equity interest in PVIE was sold in April 2009.

In the consolidation of controlled companies, the amount of the investment in the controlled company and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of the controlled company, reflecting separately the minority interest. Receivables and payables and transactions among members of the consolidated group are eliminated in the consolidation. Intercompany gains (losses) from transactions within the consolidated group are completely eliminated.

In the consolidation of companies in which the Company exercises joint control, the amount of the investment in the companies under joint control and the interest in their income (loss) and cash flows are replaced by the Company’s proportional interest in the company’s assets, liabilities, income (loss) and cash flows, based on our equity interest in those companies. Receivables and payables and transactions among members of the consolidated group and the companies under joint control are eliminated in the consolidation on a pro rata basis pursuant to our equity interest in those companies.

In order to evaluate business performance, our Management analyzes our results and financial condition separately from the results and financial condition of CIESA and Distrilec, affiliates under joint control. Accordingly, and in line with the Management’s view, the discussion below is presented on the basis of our consolidated financial data without proportionally consolidating CIESA and Distrilec, and, therefore, is not directly comparable to the corresponding financial data reported in our financial statements.

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

The table below shows the Company’s results of operations for the three-month periods ended June 30, 2009 and 2008, under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of CIESA and Distrilec. To such effect, the results of CIESA and Distrilec (both of which are presented under proportional consolidation) are shown under Equity in earnings of affiliates.

  (in millions of Argentine pesos)

Net income: Net income for 2009 quarter increased P$446 million to P$969 million from P$523 million in 2008 quarter.

Net sales: Net sales declined P$1,378 million to P$2,324 million from P$3,702 million in 2008 quarter. Sales for the Oil and Gas Exploration and Production, Refining and Distribution and Petrochemicals business segments declined P$699 million, P$449 million and P$172 million, respectively. This drop is attributable to changes in the Oil and Gas Exploration and Production portfolio, reduced crude oil volumes processed at refineries and the decline in prices for crude oil and petrochemicals. These effects were offset by a partial recovery in the refined product prices.

Gross profit: Gross profit for 2009 quarter decreased P$613 million to P$557 million from P$1,170 million. Gross profit for the Oil and Gas Exploration and Production and Petrochemicals business segments dropped P$691 million and P$20 million, respectively. Conversely, gross profit for the Refining and Distribution and Gas and Energy business segments rose P$160 million and P$43 million, respectively. In addition, intercompany results accounted for an P$11 million loss compared to a P$94 million gain in 2008 quarter.

Administrative and selling expenses: Administrative and selling expenses declined P$86 million to P$305 million from P$391 million in the same quarter of previous year, mainly due to divestments in the Oil and Gas Exploration and Production business segment and reduced expenses and taxes as a result of the drop in sales revenues from refined products and petrochemicals.

Exploration expenses: See “Oil and Gas Exploration and Production”.

Other operating expenses, net: Other operating expenses, net accounted for P$30 million and P$59 million losses in 2009 and 2008 quarters, respectively. Reduced expenses in the period under review are mainly attributable to the drop in costs associated with the crude oil transportation contract with OCP.

Operating income: Operating income dropped P$499 million to P$194 million from P$693 million in 2008 quarter, mainly due to the P$633 million decline in the Oil and Gas Exploration and Production business segment, partially offset by rises of P$175 million and P$51 million in the Refining and Distribution and Gas and Energy business segments, respectively.

Equity in earnings of affiliates: Equity in earnings of affiliates dropped P$36 million to P$28 million from P$64 million in 2008 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Financial income (expenses) and holding gains (losses): Financial income (expenses) and holding gains (losses) accounted for a P$33 million loss in 2009 quarter compared to a P$40 million gain in 2008 quarter. This decline derived from:

- Increased losses of P$101 million from holding of inventories, a P$49 million loss in 2009 quarter compared to a P$52 million gain in 2008 quarter, resulting from the erratic behavior of international prices for crude oil and related oil products, mainly in petrochemicals, with a decline in prices in the quarter under review compared to the rise recorded in 2008 quarter.

- A P$16 million increase in net interest expense, to P$99 million from P$83 million, reflecting the effect of the exchange rate increase and lower gains derived from financial placements, partially offset by a drop in interest in US dollars as a result of a lower level of indebtedness.

- A P$12 million reduction in exchange gains, to P$59 million in 2009 quarter from P$71 million in 2009 quarter, due to the combined effect of: (a) an erratic exchange rate behavior (1.9% depreciation of the Argentine peso in 2009 quarter compared to a 4.1% appreciation in 2008 quarter) and (b) a net monetary asset position in foreign currency as from the current quarter.

- These effects are partially offset by a P$50 million gain derived from the change in the expectations relating to the use of the minimum presumed income tax credit.

Other income, net: Other income, amounts to P$1,584 million and P$2 million in 2009 and 2008 quarters, respectively. The gain in 2009 quarter is mainly attributable to the sale of the 60% equity interest in PVIE in April 2009. This transaction resulted in the recognition of a pretax income of P$1,591 million.

Income tax: Income tax charge reflects P$806 million and P$277 million losses in 2009 and 2008 periods, respectively. Increased tax charges for the period under review are mainly attributable to the income tax effect on the sale of equity interest in PVIE.

ANALYSIS OF OPERATING RESULTS

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment decreased P$633 million to P$90 million from P$723 million in the same period of 2008.

Operating income for this business segment is broken down as follows:

(in millions of Argentine pesos)

Net sales: Net sales for this business segment decreased P$699 million to P$760 million in 2009 quarter from P$1,459 million in 2008 quarter. Sales volumes averaged 100.7 thousand barrels of oil equivalent per day, accounting for a 12.7% decline compared to 115.4 thousand barrels in 2008 quarter. In addition, crude oil average sales price dropped 8% in Argentine pesos.

Crude oil sales dropped P$728 million to P$591 million from P$1,319 million, mainly due to divestment of a 60% interest in Lote X in Perú, in April 2009, and a 40% interest in Block 18 in Ecuador, in December 2008, which contributed sales of P$598 million in 2008 quarter. These divestments were a determining factor for the 34.5% decline in sales volumes to 45.9 thousand barrels. Excluding this effect, sales volumes decreased 10.8% due to increased shipments in Ecuador in 2008 quarter.

Gas sales rose P$22 million to P$155 million from P$133 million, as a consequence of a 20.9% increase in daily sales volumes to 329 million cubic feet from 272.1 million cubic feet in 2008 quarter, period that was affected by labor strikes by contractors' personnel with a significant impact on production levels. In addition, the acquisition of a 25.67% interest in Sierra Chata area accounted for an additional 22 million cubic feet per day.

Daily production level averaged 98.8 thousand barrels of oil equivalent, with a 6.8% decline mainly attributable to the sale of a 60% interest in Lote X and a 40% interest in Block 18, which contributed a daily average of oil equivalent of 9.6 thousand barrels and 6.3 thousand barrels, respectively. These effects were partially offset by increased production attributable to the acquisition of interest in the Sierra Chata area which accounted for a production an additional 3.4 thousand barrels of oil equivalent per day.

Gross profit:  Gross profit decreased P$691 million to P$190 million in 2009 quarter from P$881 million. The margin on sales dropped to 25% in 2009 quarter from 60.4% in 2008 quarter. This drop is basically attributable to: (i) the above mentioned divestments in Peru and Ecuador, (ii) the decline in crude oil average selling prices for operations abroad, (iii) the rise in the lifting cost in Argentina mainly derived from an increase in oil service rates, and (iv) increased depreciation in Argentina due to higher investments.

Administrative and selling expenses: Administrative and selling expenses decreased to P$22 million in 2009 quarter from P$68 million in 2008 quarter, mainly as a consequence of the above mentioned divestments.

Exploration expenses: Exploration expenses totaled P$28 million and P$27 million in 2009 and 2008 quarters, respectively. Expenses in 2009 quarter were mainly attributable to geological and geophysical expenses and investments in offshore exploration wells in Golfo San Jorge in Argentina. Expenses in 2008 quarter were mainly attributable to geological and geophysical expenses in Lote 57 in Peru, 3D seismic works in the Glen Cross and Enarsa I areas in Argentina and expenses for elimination of unsuccessful exploration wells in Estancia Chiripá in Argentina.

Other operating expenses, net: Other operating expenses, net accounted for P$50 million and P$63 million losses in 2009 and 2008 quarters, respectively. Expenses for both quarters are mainly attributable to costs associated with the unused transportation capacity under the contract with Oleoducto de Crudos Pesados S.A., which accounted for P$26 million and P$42 million losses in 2009 and 2008 quarters, respectively.

Refining and Distribution

Operating income: Operating income for the Refining and Distribution business segment accounted for a P$70 million gain in 2009 second quarter compared to a P$105 million loss in 2008 quarter .

 Operating income for this business segment is broken down as follows:

(in millions of Argentine pesos)

Net sales: Net sales decreased P$449 million to P$1,360 million in 2009 quarter from P$1,809 million in 2008 quarter, mainly due to a 30.6% reduction in sales volumes and a drop in international reference prices in the case of products in line with those reference prices. These effects were partially offset by a partial recovery in diesel oil and gasoline domestic selling prices.

Domestic sales volumes of diesel oil and gasoline dropped 31.1% and 8.3% to 353.1 thousand cubic meters and 155.8 thousand cubic meters, respectively, due to a shrinkage in domestic demand. In addition, exchanges of diesel oil with other refining companies declined 38.3% to 70.5 thousand cubic meters, partially offset by exchanges of gasoline that increased 37.8% to 46.1 thousand cubic meters.

Fuel oil and IFOs sales volumes decreased 48.6% mainly due to reduced availability of those products and a drop in fuel oil domestic demand for the supply of power plants. In addition, total sales volumes of other related oil products decreased 9.8% to 240.3 thousand cubic meters in 2009 quarter due to a lower availability of VGO.

Gross profit: Gross profit increased P$160 million to P$172 million from P$12 million and gross margin rose to 12.6% from 0.7% due to the combined effect of: (a) reduced costs for oil and imported diesel oil, which sales accounted for an about P$70 million loss in 2008 quarter, and (b) the recovery in domestic selling prices.

Administrative and selling expenses: Administrative and selling expenses decreased to P$113 million from P$118 million in 2008 quarter, as a consequence of the reduction in expenses and taxes associated with lower sales volumes, particularly transportation.

Petrochemicals

Operating income: Operating income for the Petrochemicals business segment decreased P$19 million to P$69 million in 2009 quarter from P$88 million in 2008 quarter.

Operating income for this business segment is broken down as follows:

(in millions of Argetine pesos)

Net sales: Net sales decreased P$172 million to P$642 million in 2009 quarter from P$814 million in 2008 quarter (net of eliminations of transactions between the Argentine and Innova styrenics divisions in the amount of P$6 million in 2009 and P$19 million in 2008), mainly as a consequence of a general drop in selling prices, in line with the behavior of international reference prices.

Styrenics sales in Argentina dropped P$72 million to P$223 million in 2009 quarter from P$295 million in 2008 quarter, mainly as a consequence of a 27% decline in average selling prices, partially offset by a 3.5% increase in sales volumes.

Styrenics sales in Brazil decreased P$91 million to P$335 million in 2009 quarter from P$426 million in 2008 quarter as a consequence of a 22% drop in prices, partially offset by a 3% rise in selling volumes.

Fertilizers sales decreased P$22 million to P$90 million in 2009 quarter from P$112 million in 2008 quarter, as a consequence of the combined effect of a 12.3% drop in average selling prices and an 8.3% decline in sales volumes to 69.3 thousand tons.

Gross profit: Gross profit dropped P$20 million to P$145 million in 2009 quarter from P$165 million in 2008 quarter, mainly as a consequence of the beforementioned decline in sales prices. Gross margin on sales increased to 22.6% in 2009 quarter from 20.3% in 2008 quarter.

Administrative and selling expenses: Administrative and selling expenses decreased to P$91 million in 2009 quarter from P$103 million in 2008 quarter, mainly as a consequence of the reduction in expenses and taxes associated with the drop in sales, particularly transportation.

Other operating income, net: Other operating income, net accounted for P$15 million and P$26 million gains in 2009 and 2008 quarters, respectively. Lower gains in the period under review are mainly attributable to reduced income from the Fundopem program in Brazil.

Gas and Energy

Operating income: Operating income for the Gas and Energy business segment increased P$51 million to P$54 million in 2009 quarter from P$3 million.

Operating income for this business segment is broken down as follows:

(in millions of Argentine pesos)

- Electricity Generation

Operating income: Operating income for the electricity generation business increased P$9 million to P$37 million in 2009 quarter from P$28 million.

Net sales: Net sales increased P$14 million to P$176 million in 2009 quarter from P$162 million in 2008 quarter, mainly due to a 7.7% improvement in average selling prices derived from energy deliveries by less efficient power plants to preserve hydroelectric plants’ reserves, and the passing through to selling prices of the increase in gas costs.

Net sales attributable to Genelba Power Plant increased P$17 million to P$149 million from P$132 million mainly due to a 12.2% improvement in average selling prices to P$119.9 per MWh in 2009 quarter from P$106.8 per MWh in 2008 quarter.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex decreased P$3 million to P$27 million in 2009 quarter from P$30 million in 2008 quarter.

Gross profit: Gross profit for the electricity generation business increased P$9 million to P$38 million in 2009 quarter from P$29 million in 2008 quarter, in line with the improvement in selling prices.

- Hydrocarbon Marketing and Transportation

Operating income (loss): Operating income (loss) for the Hydrocarbon Marketing and Transportation business segment accounted for a P$10 million gain in 2009 quarter compared to a P$36 million loss in 2008 quarter.

Net sales: Sales decreased P$22 million to P$192 million from P$214 million, mainly as a consequence of the decline in liquid fuel sales.

Liquid fuel sales decreased P$23 million to P$52 million from P$75 million, mainly due to a 30.2% reduction in average selling prices as a result of the drop in international prices and the implementation of the LPG Producers Agreement signed in the last quarter of 2008 for the sale of LPG to low income users at subsidized prices. Sales volumes totaled 55.5 thousand tons and 56.5 thousand tons, respectively.

Gas sales increased P$4 million to P$134 million from P$130 million, mainly due to improved average selling prices.

Gross profit (loss): Gross profit (loss) accounted for a P$21 million gain in 2009 quarter compared to a P$15 million loss in 2008 quarter, a performance in line with the improvement in selling margins.

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

The table below presents equity in earnings of affiliates of Petrobras Energía S.A., its subsidiaries and companies under joint control for 2009 and 2008 quarters. In addition, the table presents equity in earnings of affiliates excluding the effects of proportional consolidation.

Equity in earnings of affiliates decreased P$36 million to $28 million from P$64 million in 2008 quarter as shown below:

Compañía de Inversiones de Energía S.A (CIESA): Equity in earnings of CIESA accounted for a P$9 million loss in 2009 quarter compared to a P$34 million gain in 2008 quarter.

CIESA’s total revenues increased 24.6% to P$338 million in 2009 quarter primarily reflecting a 51% rise in income from the NGL processing and marketing segment, as a consequence of an increased activity level derived from higher natural gas availability. Within this context, gross profit increased 23% to P$144 million.

CIESA’s financial income (expenses), net accounted for a P$94 million loss in 2009 quarter compared to a P$43 million gain in 2008 quarter. This effect derives from the impact of the variation in the exchange rate on the dollar-denominated net borrowing position.

Distrilec Inversora S.A. (Distrilec): Our equity in the earnings of Distrilec accounted for P$6 million and P$5 million gains in 2009 and 2008 quarters, respectively.

Revenues from services increased 22.2% to P$583 million in 2009 quarter from P$477 million in 2008 quarter, mainly as a consequence of a 10.3% rise in energy average selling prices attributable to the passing through to prices of the increased costs of energy purchased in order to maintain a neutral energy acquisition cost in the MEM. In addition, revenues from services in 2009 quarter include the effects of Provincial Decree No. 732/2009 approving the addendum to the New Master Agreement whereby P$48 million were recognized as income accrued in prior periods attributable to consumption by shantytowns in the Province of Buenos Aires. Electric power demand decreased 2.3% in 2009 quarter.

Operating income rose P$40 million in 2009 quarter, mainly reflecting the application of Decree No. 732/2009. This effect was partially offset by increased costs, mainly in hired services, salaries and fees.

Financial income (expenses), net accounted for a P$6 million loss in 2009 quarter, compared to an P$11 million gain in 2008 quarter. This effect was mainly attributable to the valuation of the credit provided under Decree No.732/2009 at its discounted value.

Refinería del Norte S.A. (Refinor): Our equity in the earnings of Refinor increased to P$9 million in 2009 quarter from P$1 million in 2008 quarter. This rise was mainly attributable to the reduction in taxes on exports upon application of the Refino Plus program.

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the six-month period ended June 30, 2005 does not have retroactive effect under the new professional accounting standards.

Listed Price of the Company’s Share

Statistical Data

Outlook

In the light of the challenges raised by the current national and international scenarios, we continue managing the business with a view to recovering profitability, by optimizing the use of working capital, efficiently applying resources and securing financing for our operations.

Regarding the Oil and Gas Exploration and Production business, our challenge continues to be to increase reserves and production by prioritizing exploration as a vehicle for long-term growth.

In the Refining and Distribution business segment, we continue to optimize production at our refineries in order to supply the domestic fuel market. We focus on the search for profitable operations and keep the Petrobras brand as a synonym for service, quality and technology.

In the Petrochemical business segment, our investments are focused on maintaining and consolidating our position in the styrenics market.

Concerning the Gas and Energy business, we continue working to: a) secure supply of our own gas consumption and at the same time find profitable marketing alternatives and b) start up two projects that will increase our generation capacity (Genelba Plus and Eco Energía) within the framework of Energía Plus projects.

DECIO FABRICIO ODDONE DA COSTA

Chief Executive Officer

TABLE OF CONTENTS

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED BALANCE SHEETS

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.Business of the Company

2.Basis of presentation

a) Basis of consolidation

b) Foreign currency translation

c) Consideration of the effects of inflation

d) Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

e) Financial statements used

3.Accounting standards

4.Valuation methods

a)Accounts denominated in foreign currency:

b)Trade receivables and accounts payable:

c)Inventories:

d)Investments:

e)Financial receivables and payables:

f)Other receivables and payables:

g)Property, plant and equipment:

h)Environmental costs:

i)Income tax and minimum presumed income tax

j)Hydroelectric royalties

k)Withholdings on exports of hydrocarbons

l)Labor costs liabilities:

m)Contingencies:

n)Basic/diluted earnings per share:

o)Shareholders – equity accounts:

p)Revenue recognition:

q)Changes in presentation criteria:

r)Accounting for derivative financial instruments

5.Oil and gas areas and participation in joint ventures

Investment commitments

Changes in oil and gas areas and participation in joint ventures

Operations in Ecuador

6.Credit risk

7.Inventories

8.Investments, equity in earnings of affiliates and dividends collected

a)Investments

b)Equity in earnings of affiliates

c)Dividends collected

I.Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

II.Tariff situation of the public utility companies

III.Investments in Mixed Companies in Venezuela

IV.Equity interest sold

9.Financing

I. Global Programs of nonconvertible bonds

II. Cross default clauses

III. Edesur indebtedness

IV . CIESA indebtedness

V. TGS indebtedness

VI. Detail of long-term debt

10.Contributions to finance works in the energy sector in Argentina

I. Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

II. Fideicomiso Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

11.Current and deferred income tax

12.Contingencies, allowances and environmental matters

a) Environmental matters

b) Other issues

13.Contractual commitments, warranty bonds, sureties and guarantees granted

14.Capital stock

15.Other receivables, other liabilities, other operating expenses, net, other income, net and supplemental cash flow information

16.Social benefits and other payroll benefits

a) Defined contribution plan

b) Defined benefit plan

17.Balances and transactions with related companies

18.Business segments and geographic consolidated information

19.Controlling Group

20.Subsequent events

21.Other consolidated information

a)Property, plant and equipment as of June 30, 2009 and December 31, 2008

b)Equity in affiliates as of June 30, 2009 and December 31, 2008

c)Cost of sales for the six-month periods ended June 30, 2009 and 2008

d)Foreign currency assets and liabilities as of June 30, 2009 and December 31, 2008

e)Detail of expenses for the six-month periods ended June 30, 2009 and 2008

f)Information about ownership in subsidiaries and affiliates as of June 30, 2009

g)Oil and gas areas and participation in joint-ventures as of June 30, 2009

h)Combined joint-ventures and consortium assets and liabilities as of June 30, 2009 and December 31,
2008

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Stated in millions of Argentine pesos)

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PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2009 AND DECEMBER 31, 2008

(Stated in millions of Argentine pesos)

-     -

-     -

-     -

2009	2008
Cash provided by (used in) operations:		
Net income	764	784
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest	19	44
Equity in earnings of affiliates	(39)	(171)
Financial income (expenses) and holding gains (losses), net	144	(80)
Depreciation of property, plant and equipment	687	596
Abandoned and non-productive well write-downs	152	41
Income tax	690	492
Income tax paid	(16)	(40)
Accrued interest	276	222
Sale of equity interest in PVIE (Note 8.IV)	(1,591)	-
Other	11	(22)
Changes in assets and liabilities:		
Trade receivables	205	(216)
Other receivables	4	76
Inventories	347	(296)
Other assets	(1)	(9)
Accounts payable	(419)	(10)
Payroll and social security taxes	(146)	(5)
Taxes payable	(279)	(103)
Other liabilities	212	14
Dividends collected (Note 8.c)	60	5
Interest paid	(255)	(223)
Net cash provided by operations	825	1,099
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(946)	(1,458)
Sale of property, plant and equipment, interests in companies and oil and gas areas	607	1,334
Net decrease in investments other than cash and cash equivalents	6	13
Net cash used in investing activities	(333)	(111)
Cash provided by (used in) financing activities:		
Net increase (decrease) in short term debt	257	(285)
Increase in long-term debt	-	134
Payment of debt with original long-term maturity	(674)	(12)
Cash dividends paid	(7)	(322)
Net cash used in financing activities	(424)	(485)
Effect of exchange rate change on cash	111	(28)
Increase in cash	179	475
Cash and cash equivalents at the beginning of the year (a)	1,476	1,167
Cash and cash equivalents at the end of the period (a) (See Note 15.e)	1,655	1,642

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of six months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

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PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

 (Stated in millions of Argentine pesos)

PETROBRAS ENERGÍA S.A., SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2009 AND 2008

(Stated in millions of Argentine pesos)

2009	2008
Cash provided by (used in) operations:		
Net income	764	784
Reconciliation to net cash provided by (used in) operating activities:		
Minority interest	19	44
Equity in earnings of affiliates	(39)	(171)
Financial income (expenses) and holding gains (losses), net	144	(80)
Depreciation of property, plant and equipment	687	596
Abandoned and non-productive well write-downs	152	41
Income tax	690	492
Income tax paid	(16)	(40)
Accrued interest	276	222
Sale of equity interest in PVIE (Note 8.IV)	(1,591)	-
Other	11	(22)
Changes in assets and liabilities:		
Trade receivables	205	(216)
Other receivables	4	76
Inventories	347	(296)
Other assets	(1)	(9)
Accounts payable	(419)	(10)
Payroll and social security taxes	(146)	(5)
Taxes payable	(279)	(103)
Other liabilities	212	14
Dividends collected (Note 8.c)	60	5
Interest paid	(255)	(223)
Net cash provided by operations	825	1,099
Cash provided by (used in) investing activities:		
Acquisition of property, plant and equipment, interests in companies and oil and gas areas	(946)	(1,458)
Sale of property, plant and equipment, interests in companies and oil and gas areas	607	1,334
Net decrease in investments other than cash and cash equivalents	6	13
Net cash used in investing activities	(333)	(111)
Cash provided by (used in) financing activities:		
Net increase (decrease) in short term debt	257	(285)
Increase in long-term debt	-	134
Payment of debt with original long-term maturity	(674)	(12)
Cash dividends paid	(7)	(322)
Net cash used in financing activities	(424)	(485)
Effect of exchange rate change on cash	111	(28)
Increase in cash	179	475
Cash and cash equivalents at the beginning of the year (a)	1,476	1,167
Cash and cash equivalents at the end of the period (a) (See Note 15.e)	1,655	1,642

(a) Cash and cash equivalents include highly liquid temporary cash investments with original maturities of six months or less and those with higher terms and prepayment clauses

The accompanying notes are an integral part of these consolidated financial statements.

PETROBRAS ENERGIA S.A.,

SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (Amounts stated in millions of Argentine pesos)

Business of the Company

a-The Company operations

Petrobras Energía S.A. (hereinafter “Petrobras Energía” or “the Company”) is an integrated energy company, focused on oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and distribution of hydrocarbons. It has businesses in Argentina, Bolivia, Brasil, Ecuador, Perú, Venezuela, México and Colombia.

b-C orporate reorganization of Petrobras Energía and Petrobras Energía Participaciones S.A.

On September 2, 2008, the Boards of Directors of Petrobras Energía and of Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Energía Participaciones” or “PEPSA”) approved the preliminary merger agreement that the companies had been negotiating. Under the terms of the preliminary merger agreement, PEPSA will merge into Petrobras Energía, by way of absorption by Petrobras Energía of PEPSA. Petrobras Energía will assume, by universal succession, all of the assets and liabilities, and will succeed to all of the rights and obligations of PEPSA.  The reorganization would be effective on January 1, 2009. According to the terms of the Preliminary Merger Agreement, as from the effective reorganization date and until the registration of the Definitive Merger Agreement with the Public Registry of Commerce and the dissolution without liquidation of Petrobras Energía Participaciones, Petrobras Energía S.A.’s Board of Directors will take over the administration of PEPSA’s assets and liabilities, replacing those in charge of management until then.

The Special Shareholders´ Meetings of Petrobras Energía and Petrobras Energía Participaciones held on January 30, 2009 approved the merger of both companies. The merger agreement was approved on April 14, 2009. Through Resolution No. 16,131, the Argentine Securities Commission (CNV) authorized the dissolution without liquidation of PEPSA and sent the record to the Superintendency of Legal Entities for registration purposes, which as of the date of these financial statements is still pending approval.

As a result of the corporate reorganization, after the registration of the merger with the Public Registry of Commerce, each shareholder of Petrobras Energía Participaciones will receive 0.359015136 Class B book-entry common shares of Petrobras Energía for each Class B book-entry common share of Petrobras Energía Participaciones.

Following this exchange, Petrobras Energía’s capital stock will increase by P$765,435,847, through the issuance of the same number of Class B book-entry common shares, which will be fully admitted to the public offering regime in Argentina and delivered to Petrobras Energía Participaciones’s shareholders in exchange for their shares in this company. Once the capital increase is effective, the 765,435,847 Class B book-entry common shares of Petrobras Energía representing Petrobras Energía Participaciones’s main asset holding will be cancelled, respecting the principle of equality among shareholders.

Petrobras Energía will take all necessary steps to apply for listing the shares constituting its capital stock on the New York Stock Exchange, as American Depositary Shares, in the same conditions to which Petrobras Energía Participaciones’ shares are currently subject.

The Company has recorded the effects of the corporate reorganization under the pooling of interests method described in Technical Resolution No.18 of the FACPCE.

According to such method, the assets, liabilities and shareholders’ equity of the combining entities are recorded in the combined entity according to the accounting measurements they had in the combining entities at the effective date of the merger.

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Also, according to such method, the financial statements for the year in which the merger occurred and those for previous years shown on a comparative basis must reflect the assets, liabilities and results of the combined entity as if the pooling of interests had occurred at the beginning of the earliest fiscal year presented. Considering that the effective date of the merger is January 1, 2009, total shareholders’ equity and net income for the previous year shown for comparative purposes do not change as a result of the merger.  For this reason, the balancing item of the net effect of additions, both in terms of the shareholders’ equity and net income, is recorded under Minority Interest.

c-

C hange of corporate name

The Shareholders’ Meeting held on March 27, 2009, approved, among others things, the change of Petrobras Energía S.A.’s corporate name to Petrobras Argentina S.A. As of the date of these financial statements, the Company is undertaking all formalities required for registration of the corporate name change before the relevant controlling bodies. As of the date of issuance of these financial statements, the Argentine Securities Commission (“CNV”) approval it is still pending.

2- Basis of presentation

Petrobras Energía’s consolidated financial statements have been prepared in accordance with the regulations of the CNV and, except for the matters described in Note 3, with Generally Accepted Accounting Principles in Argentina, as approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”, Professional Council in Economic Sciences of the City of Buenos Aires) applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying consolidated financial statements have been translated into English from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from the presentation in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generally accepted accounting principles ("U.S. GAAP"). The differences between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ.

a- Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía has consolidated line by line its financial statements with those of the companies in which it exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of the votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies. As of June 30, 2009 under the joint control of Petrobras Energía are Distrilec Inversora S.A. (“Distrilec”) and Compañía de Inversiones de Energía S.A. (“Ciesa”). As of December 31, 2008 and as of June 30, 2008 the Company exercised joint control in Distrilec, Ciesa and Petrobras de Valores Internacional de España S.L. (PVIE). Regarding PVIE see Note 8.IV.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flows of such subsidiaries, reflecting separately the minority interest. The related party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated group have been completely eliminated.

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In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the affiliate under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the affiliate’s assets, liabilities, income (loss) and cash flows. The related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the Company.

The information about the entities in which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

b- Foreign currency translation

The Company applies the method established by the Technical Resolution No. 18 of the FACPCE for the translation of financial statements of foreign operations.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated”; as such transactions are not considered to be an extension of the Company’s transactions.

Upon applying the translation method, the foreign transactions are first remeasured into US dollars (functional currency for such transactions), as follows:

 * Assets and liabilities stated at current value are converted at the closing exchange rate.

* Assets and liabilities measured at historical values and the income (loss) accounts are converted at historical exchange rates.

Remeasurement results are recognized in the statements of income as “Financial income (expenses) and holding gains (losses)”.

After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

* Assets and liabilities are translated by using the closing exchange rate.

* Income (loss) is translated at the historical exchange rates.

The effect arising from the translation of the financial statements of foreign operations is disclosed in the   Shareholders’ equity as “Deferred income”.

Exchange gains and losses arising from the Company’s liabilities in foreign currency assumed to hedge the Company’s net investments in foreign entities are also recorded in the “Deferred income” account (Note 4.o).

c- C onsideration of the effects of inflation

The Company presents its consolidated financial statements in constant currency following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements recognize the effects of the changes in the purchasing power of the Argentine peso through August 31, 1995.  Starting September 1, 1995, under CNV General
Resolution No. 272, the Company has interrupted the use of this method and maintained the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended after March 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the Argentine peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in Argentine pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV requires that the information related to the financial statements that are to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences, which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos.

On March 25, 2003, the Executive Branch of Government issued Decree No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003.  This method was not in accordance with professional accounting standards effective in the City of Buenos Aires, which through
Resolution N° 287/03 of the CPCECABA, discontinued the application of the restatement method starting October 1, 2003. This difference in criteria does not significantly affect the Company’s financial position.

d-Accounting for the operations of oil and gas exploration and production joint ventures and foreign branches

The oil and gas exploration and production joint ventures have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements.

Foreign branches have been fully consolidated.

e-Financial statements used

The financial statements of the subsidiaries and companies under joint control as of June 30, 2009 and 2008 and December 31, 2008, or the best available accounting information at such dates were used for consolidation purposes and adapted to an equal period of time in respect to the financial statements of the Company. Additionally, the adjustments to adapt the valuation methods to those applied by the Company have been also considered.

3- Accounting standards

These consolidated financial statements have been prepared in accordance with the applicable CNV regulations. The CNV regulations differ from Argentine GAAP as follows:

a-The date of discontinuance of the application of inflation accounting provided for in FACPCE Technical Resolution No. 6, as described in Note 2.c).

b-The possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

c-The alternative treatment prescribed in the professional accounting standards in connection with the capitalization of financial costs attributable to certain assets is considered mandatory.

4- Valuation methods

The main valuation methods used in the preparation of these consolidated financial statements are as follows:

a- Accounts denominated in foreign currency:

At the prevailing exchange rates at each balance sheet date.

The summary of accounts denominated in foreign currency is presented in Note 21.d).

  b- Trade receivables and accounts payable:

Trade receivables and accounts payable have been recognized at cost plus accrued financial components, net of collections or payments, respectively. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.

Trade receivables include both outstanding billed services and services rendered but not yet billed as of each balance sheet date.

The total amount of receivables is net of an allowance for doubtful accounts. In providing such allowance, the Company evaluates different factors, including the customers’ credit risk, historical trends and other relevant information. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

c- Inventories:

Crude oil stock: at reproduction cost.

Raw materials and materials: of high-turnover, at replacement cost; of low-turnover, at the latest purchase price, restated according to Note 2.c).

Work in progress and finished products relating to refining, distribution, petrochemical and gas and energy businesses: at replacement or reproduction cost, as applicable, applied proportionally to the degree of completion of the related good in the case of work in progress.

Advances to suppliers: based on the amounts of money delivered.

The carrying amount of these assets does not exceed their recoverable value.

d- Investments:

Certificates of deposit and loans granted to partners and to affiliates in which significant influence is exercised: at nominal value plus accrued interest, according to the specific clauses of each transaction. The carrying amount of these assets does not exceed their recoverable value.

Investments in mutual funds: at market value at each balance sheet date.

Shares — Participation in affiliates in which the Company exercises significant influence: at the equity method calculated using the affiliates’ financial statements as of June 30, 2009 and 2008 and December 31, 2008 or the best available financial information, adapted to an equal period of time.

For the determination of the Company’s equity investments in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses and the difference between acquisition cost and book value of affiliates at the time of the acquisition.

Investments are stated at recoverable value if such value is exceeded using the equity method.

Interest in affiliates in which the Company does not exercise significant influence: at acquisition cost restated according to Note 2.c).

e- Financial receivables and payables:

Financial receivables and payables have been valued according to the amounts rendered and received, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time, net of payments or collections.

f- Other receivables and payables:

Other receivables and payables have been valued on the basis of the best estimate of the amount to be collected or paid, respectively, discounted, when applicable, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities, which are stated at nominal value.

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g- Property, plant and equipment:

Property, plant and equipment, except as indicated below, have been valued at acquisition cost restated according to Note 2.c), less accumulated depreciation. Any expenditure subsequent to the original recognition of the asset is added as a component of the asset only when the expenditure improves its condition and it is probable that future economic benefits, in excess of the originally assessed ones, will flow to the enterprise or when the expenditure relates to a major repair or overhaul of the asset made to allow the continued use of the asset provided (i) such expenditure is allocated to the replacement of the component parts of the asset, (ii) the useful life of such component parts has been calculated based on their own wear and tear or depletion and (iii) it is probable that future economic benefits will flow as a result of the expenditure.

Property, plant and equipment related to foreign operations were converted into US dollars (functional currency) at their historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective at closing date in accordance with the method for converting foreign operations described in Note 2.b).

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities, in accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19), issued by the United States Financial Accounting Standard Board. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas exploration and production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with SFAS N°19, exploration costs, excluding exploratory well costs, are expensed during the period in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If reserves are not found, such drilling costs are expensed. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In those cases, such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

The cost of Transportadora de Gas del Sur S.A. ‘s (“TGS”) property, plant and equipment was determined based on the price paid for the acquisition of 70% of TGS’s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated as explained in Note 2.c).

The cost of work in progress, whose construction will extend over time, includes, if applicable, the computation of financial costs accrued on loans granted by third parties and the costs related to setting up the facilities, net of any income obtained from the sale of commercially valuable production during the process.

The Company depreciates productive wells, machinery and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is periodically assessed on the basis of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of each concession.

Estimated future restoration and well abandonment costs in hydrocarbons areas, discounted at an estimated rate at the time of their initial measurement, are included in the cost of the assets and depreciated using the units of production method.  Additionally, a liability at the estimated value of the discounted amount payable is recognized.

The Company revises the estimates of its reserves at least once a year. The Company's reserves estimation as of December 31, 2008 was audited by DeGolyer and MacNaughton. The technical revision covered approximately 70% of the Company’s estimated reserves.

The Company’s remaining property, plant and equipment are depreciated by the straight-line method based on their existing concession terms and their estimated useful lives as the case may be, which ranges from three to forty years.

The value of property, plant and equipment does not exceed its recoverable value. Company’s Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of assets, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable. The book value of a long-lived asset is adjusted to its recoverable value if its carrying amount exceeds such value.

From a regulatory standpoint, recoverable value is defined as the larger of net realizable value and the discounted value in use, defined as the addition of the discounted expected net cash flows that arise as a direct result of the use and eventual disposition of the assets. To such end, among other elements, the premises that represent the best estimation made by Management of the economic conditions that will prevail throughout the useful life of the assets are considered.

In subsequent periods, the reversal of the impairment is analyzed if changes in the assumptions used to determine the asset recoverable value arise. In such a case, the book value of the asset or group of assets is raised to the smaller of: a) the book value that the asset or group of assets would have had if the impairment had never been recognized; and b) its recoverable value.

h- Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in safety; (b) the risk of environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book value of such assets together with the additional cost do not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company’s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimation of future costs, using currently available technology and applying current environmental regulations as well as the Company’s own internal environmental policies.

i- Income tax and minimum presumed income tax

The Company and its subsidiaries estimate income tax on an individual basis under the deferred tax method.

To book the deferred tax balance, the Company uses the liability method, which establishes the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting and tax measurement of assets and liabilities. Temporary differences determine tax assets and liabilities when their future reversal decreases or increases the taxes to be determined, without affecting the compensation of the respective amounts. The Company recognizes a deferred tax asset for an unused tax loss carryforward if, and only if, it is considered probable that there will be sufficient future taxable profit against which the tax loss could be used.

The deferred tax assets and liabilities have been valued at their nominal value.

Prevailing income tax rates at period end in Argentina, Venezuela, Brasil, Ecuador, Bolivia, Austria, Colombia and España are 35%, 50%, 34%, 36.25%, 25%, 25%, 33% and 35%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is levied with 12.5% withholding income tax.

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The minimum presumed income tax is supplementary to income tax, since while the latter is levied on the taxable income, the minimum presumed income tax is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the minimum presumed income tax exceed the calculated income tax in any given year, such excess may be applied to reduce any excess of income tax over the minimum presumed income tax in any of the ten succeeding years. As of December 31, 2008 the minimum presumed income tax asset has been valued at its discounted value.

j- Hydroelectric royalties

For the operation of Pichi Picún Leufú Hydroelectric Complex, the Company pays, since 2002, hydroelectric royalties of 1%, increasing at a rate of 1% per year up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a monthly license fee payable to the Federal Government for the use of the power source equivalent to 0.5% of the same basis used for the calculation of the hydroelectric royalty.

k- Withholdings on exports of hydrocarbons

The Public Emergency and Exchange System Reform Law No. 25,561 established the creation of a system of withholdings on exports of hydrocarbons for five years from March 1, 2002, which was subsequently extended for five years by Law No. 26,217. The effect of such withholdings is deducted from the respective selling prices.

Effective November 2007, Resolution No. 394/07 issued by the Ministry of the Economy and Production established a new method for calculating withholdings on exports of crude oil, and gave equivalent treatment to certain oil related products as that of crude oil. This amendment results in the application of a variable export withholding based on a formula that considers the international price of crude oil and a cut-off price by product. Under this method, when the international (quoted) price of crude oil exceeds US$ 60.90 per barrel, an increasing withholding rate is set for crude oil exports that results in a price cap of US$ 42 per barrel of standard-quality crude oil. When the international price of crude oil ranges between US$ 45.00 and US$ 60.90 per barrel, a 45% withholding rate is applied. When the international price of crude oil dips below US$ 45 per barrel, the regulations call for the authorities to determine a new applicable withholding rate within 90 days. The same rules apply to exports of refined products such as gasoline, fuel oil and lube oils, for which different cut-off and reference prices were defined.

In March 2008, the Ministry of Economy and Production issued Resolution No.127/08 which, in connection with natural gas, amended Resolution No. 534/2006, whereby a 45% withholding rate was established on the price of the gas imported from Bolivia, and imposed a 100% withholding on natural gas exports, considering for valuation purposes the highest price set for natural gas under the applicable agreements for natural gas imports into Argentina. In addition, pursuant to such resolution, the methodology for calculating withholdings on exports of crude oil was also applied to LPG.

l- Labor costs liabilities:

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by Petrobras Energía.

For purposes of determining the estimated cost of post-retirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables. The amount recognized as liability attributable to such benefits represents the addition of the present value of the obligation, net of any actuarial result not recognized and the present value of the assets of the plan, with which the obligations will be canceled.

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m- Contingencies:

Contingencies relate to conditions that exist as of the date of the financial statements that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of its legal counsel and the remaining available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Movements of reserves are disclosed in Note 12.

n- Basic/diluted earnings per share:

Earnings per share for the six-month periods ended June 30, 2009 and 2008 were calculated on the basis of shares outstanding during each period. Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

o- Shareholders – equity accounts:

The equity accounts were restated according to Note 2.c), except for “Capital stock” that represents subscribed and paid-in capital. The adjustment arising from the restatement of the Capital stock is disclosed under the caption “Adjustment to capital stock”.

The account “Treasury stock” relates to shares of PEPSA owned by the Company, and is deducted from the shareholders’ equity at acquisition cost, representing 9,431,210 Class B PEPSA shares for a face value of P$1, with a cost and book value of 33 and a listed price of 22. Once the merger referred to in Note 1.b) is approved, PEPSA’s shares will be exchanged for PESA’s shares.

The “Deferred income” account comprises the changes in the accounting measurement of derivative financial instruments designated as cash flows hedges to the extent that they are effective hedges, and the gain (loss) resulting from the translation of foreign operations, net of the exchange differences from the Company’s liabilities denominated in foreign currency designated as hedge of the net foreign investment.

p- Revenue recognition:

Revenues from the sale of crude oil, natural gas and petroleum, petrochemical and refined products are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

Revenues from oil and natural gas production in which the Company has a joint interest with other producers are recognized on the basis of the net working interest, regardless of actual assignation. Any imbalance between actual and contractual assignation will result in the recognition of an amount payable or receivable according to the actual share in production, whether above or below the production resulting from the Company’s contractual interest in the consortium. As of June 30, 2009 and December 31, 2008 gas imbalance liabilities were 6 and 6, respectively, attributable to 151 and 135 million cubic meters, respectively.

Revenues from electricity generation are accounted for under the accrual method, including energy and power actually delivered.

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Revenues from natural gas transportation under firm agreements are recognized based on contracted capacity, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain liquid natural gas (LNG) production and transportation contracts are recognized at the time the natural gas and the liquids are delivered to the customers.  For other LNG production contracts and other services, revenues are recognized when the services are rendered.

Revenues from electric power distribution are recognized on the basis of the actual supply of the service, considering the billed portion resulting from periodic power measurements and an estimated amount accrued and not billed for the services supplied from the last measurement to period end. Services accrued and not billed as of period end are determined on the basis of the estimated daily power consumption for the days following the last measurement, based on users’ historical consumption, and adjusted by seasonality or other measurable factors that may have an impact on consumption.

q- Changes in presentation criteria:

For comparative purposes, all the necessary reclassifications were made in the consolidated financial statements of prior periods in order to present them on a consistent basis. These reclassifications do not imply changes in the decisions based on them.

r- Accounting for derivative financial instruments

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of any obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flows hedges, which have been designated as effective hedges, are recognized under “Deferred income” in “Shareholders´ equity”. Changes in the accounting measurement of derivative financial instruments that do not qualify for hedge accounting are recognized in the statement of income under “Financial income (expense) and holding gains (losses)”.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Deferred income” should remain there until the committed or projected transactions occurs in the case of (a) and (b) are charged to the statement of income in the case of (c).

In March 2009, in order to hedge its exposure to changes in its cash flows, the Company entered into currency forward contracts, with settlement dates between July and September 2009 with renowned financial institutions. Under those contracts, the Company secured the purchase of US$ 14 million, at an average exchange rate of P$3.86 per US dollar, to repay a portion of the principal of its financial debt in the third quarter of 2009. The reference exchange rate to be published by the Central Bank of the Argentine Republic in Communication A-3500 will be considered in the settlement of these transactions. As of June 30, 2009, changes in the fair value of these instruments did not result in the recognition of significant results.

As of December 31, 2008 the Company did not have any positions in derivative financial instruments.

5- Oil and gas areas and participation in joint ventures

As of June 30, 2009, the Company and its affiliates were part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.g). The aggregate joint ventures and consortium assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income utilizing the proportionate consolidation method, are disclosed in Note 21.h).

The Company is jointly and severally liable with the other participants for meeting the contractual obligations under these arrangements.

The production areas in Argentina and Perú are operated pursuant to concession production agreements with free crude oil availability.

According to Law No.17,319, royalties equivalent to 12% of the wellhead price of crude oil and natural gas are paid in Argentina. The wellhead price is calculated by deducting freight and other sales related expenses from the sale prices obtained from transactions with third parties, or from the product prices prevailing in the domestic market in case the product is subject to industrialization processes.

In December 2008, the Company executed a Memorandum of Agreement for a ten-year extension of the production concessions Aguada de la Arena, Río Neuquén, Veta Escondida and Rincón de Aranda, all of them located in the province of Neuquén, with a related payment of 56 (Note 15.b).

Petrobras Energía’s branch in Bolivia performs at its own risk and for its own account, in the name and on behalf of YPFB exploration and production activities within the Colpa Caranda area. Pursuant to the agreement, YPFB owns the hydrocarbons, pays royalties and direct tax on hydrocarbons, which in the aggregate amount to 50% of the production valued on the basis of sales prices, and applies the 80% of the surplus amount to pay, in the first place, the costs and depreciations associated to the development and operation of Petrobras Energia’s branch, being the rest shared between YPFB and the branch on the basis of an index calculated based on production volumes, depreciation rate, prices and taxes paid, among other items.

Investment commitments

In Argentina, on account of its interest in the joint ventures in charge of the exploration of the areas Chirete, Hickmann, Río Colorado and Río Atuel, the Company, as of June 30, 2009, maintains investment commitments for approximately US$ 55 million, which mainly include the execution of seismic surveys and exploratory wells perforation.

As of June 30, 2009, on account of its interest in the consortium Tibú, in Colombia, the Company maintains investment commitments for US$ 10 million, which mainly include the execution of seismic surveys.

Changes in oil and gas areas and participation in joint ventures

In February 2007, Petrobras Energía through its subsidiary Petrobras Bolivia Internacional S.A. acquired from ConocoPhillips, its 25.67% and 52.37% interests in Sierra Chata and Parva Negra, respectively. The acquisition was structured through the purchase of the company Burlington Resources Argentina Holdings Limited, indirect holder of such interest. The acquisition cost was agreed in US$ 77.6 million plus adjustments based in the working capital variations as of the agreement date. The applicable regulatory authorities approved this transaction in September 2008, and it was recorded at that moment.

In March 2008, once all the formalities concerning regulatory matters were completed, the Company acquired from Energy Development Corporation (Argentina), Inc. Argentina Branch a 13.72% equity interest in El Tordillo and La Tapera – Puesto Quiroga areas paying US$ 117.5 million.

In December 2008, the Company entered into a joint undertaking agreement with Repsol-YPF for the exploration of CGSJ Marina-1 block in the Golfo San Jorge basin for a 33% interest. In addition, the Company entered into a joint undertaking agreement with Repsol-YPF and Pan American for the exploration of CAA-40 and CAA-46 exploration blocks in the Malvinas basin for a 33% interest.

Operations in Ecuador

In Ecuador, production agreements relating to Block 18 provide for the free availability of the crude oil output and a working interest in favor of the Ecuadorian State of 40% and 60% in Pata and Palo Azul fields, respectively. In addition, under the Tax Equity Law, the Ecuadorian State receives 70% of the revenues when prices exceed the base price of US$ 45.43 per barrel.

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Assignment of 40% of the rights and obligations under the Block 18.

On January 11, 2007 the Ministry of Energy and Mines of Ecuador approved the preliminary agreement entered into with Teikoku Oil Co. Ltd. in January 2005, whereby the Company assigned 40% of its rights and obligations under the Block 18 Participation Agreement to Teikoku Oil Co. Ltd.  On October 24, 2008, Petroecuador incorporated Teikoku Oil Ecuador, a subsidiary of Teikoku Oil Co. Ltd, as a partner in Block 18 agreements. On October 27, 2008, Petroecuador registered the Assignment Agreement with the National Hydrocarbons Board. As of the date of these financial statements, the parties are negotiating the final economic terms of the respective assignment agreements.  In the 2008 last quarter, the Company estimated a loss of 28 derived from this transaction.

Amendatory

Agreements relating to Block 18 Participation Agreement

On October 31, 2008, EcuadorTLC S.A., Teikoku Oil Ecuador, Petroecuador and others entered into the Amendatory Agreements which, among other things, will govern the operation of Block 18 for one year as from that date. During that period, negotiations will be conducted to determine whether such agreements will be converted into a new contractual modality. Under these Amendatory Agreements, the Ecuadorian Government’s share in Pata and Palo Azul fields’ production increased to 40% and 60%, respectively.

Amendment to Ecuador’s Hydrocarbons Law

In April 2006, Ecuadorian authorities approved the Amendment to the Hydrocarbons Law (Law No. 42/2006), which recognizes at least a 50% increment of extraordinary revenues in favor of the State, generated from the increases in crude's Ecuadorian oil price (average monthly price in cash of FOB sales) in comparison with their respective average monthly sales, with the corresponding agreement approval, in constant price of the settlement month.

On October 18, 2007, the President of the Republic of Ecuador issued an Amendment to the Regulating Provisions of Law No.42/2006, whereby as from that date the Government’s interest in the extraordinary revenues from crude oil price was increased to 99%, reducing the oil companies’ interest to 1%.

EcuadorTLC S.A. and Petroecuador expressed significant opposing interpretations as to its applicability and scope in connection with the Palo Azul operating agreement in which Ecuador’s share in extraordinary revenues resulting from any increase in crude oil prices was already established. In the Company’s opinion, the application of the law according to Petroecuador's interpretation was confiscatory in respect of the investment and put its economic viability at risk. As from January 2008 EcuadorTLC S.A did not make any payments of royalties as calculated by Petroecuador under Law No. 42/2006.

Following the negotiations conducted with the Ecuadorian Government, which resulted in the execution of the Amendatory Agreements for Block 18, and considering the Attorney General’s opinion, the parties reached an agreement on the scope of Law N° 42/2006. Under this agreement, EcuadorTLC S.A. made a payment of US$ 44 million, which was considered as the settlement of any differences that may arise from the application of the foregoing law until the execution date of the above amendatory agreements, at which date the Tax Equity Law became applicable.

Block 31

On December 31, 2008, Petrobras Energía Ecuador and Petroecuador executed the Termination Agreement relating to Block 31 Participation Agreement for the return of Block 31 to the Ecuadorian State. As a result, the Company recognized a loss of 31.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

The Company entered into an agreement with OCP, whereby it has secured an oil transportation capacity of 80,000 barrels per day for a 15-year term starting November 10, 2003.

The type of transportation agreement is “Ship or Pay”. Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of June 30, 2009 such rate amounted to US$ 2.13 per barrel.

The costs for the transportation capacity are billed by OCP and charged to expenses monthly. Hence, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used, is recorded in the “Other operating expenses, net” line (Note 15.c).

The Company estimates that during the effective term of the “Ship or Pay” transportation agreement the volume of crude oil produced will be lower than the committed transportation capacity. This presumption is based on the current assessment of the Company’s reserves. For the purpose of mitigating the excess capacity contracted, the Company periodically negotiates committed transportation capacity volumes. On December 31, 2008, the Company and Petroecuador entered into an “Agreement for the utilization of the oil transportation capacity committed under the agreement entered into with Oleoducto de Crudos Pesados”, under which the Ecuadorian State undertook the commitment that the transportation as from January 1, 2009 of its  crude oil through the OCP will be charged to the transportation capacity committed under the agreement entered into between the Company and OCP, up to a maximum of 70,000 barrels per day. In addition, the Company sold a portion of this transportation capacity (at an average amount of 8,000 barrels per day from July 2004 to January 2012 and 16,000 barrels per day during the two years starting in May 2006). Lastly, 40% of the net contractual obligation was assumed by Teikoku Oil Ecuador, according to the terms of  the assignment agreement of the 40% of Block 18.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement and OCP’s related business obligations, the Company issued letters of credit. These letters of credit, with maturity date of December 2018, are required to remain effective until the abovementioned commitments expire. As of June 30, 2009 the Company issued letters of credit for a total amount of about
US$ 96 million. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, the amounts due must be deposited in cash.

Recoverability of investments

As from 2006, and with special emphasis during 2007, the Ecuadorian Government implemented major tax and regulatory amendments in the country’s economy, which particularly focused on the hydrocarbons industry.

The combination of these changes have materially modified the conditions set forth at the time of execution of the respective participation agreements, adversely affecting the profitability evaluation of ongoing projects in Ecuador, with the ensuing negative impact on the assessment of their recoverability. Accordingly, in the year ended December 31, 2007, the Company recorded an impairment of 759 to write the book value of Ecuador’s assets down to their probable recoverable value. In estimating the related recoverable value, the Company included the impact of the estimated net deficit of production from the transportation capacity contract with Oleoducto de Crudos Pesados Ltd.

6- Credit risk

The Company provides credit lines in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electrical power generation companies, retail customers, natural gas distributors, large electrical power users and power distribution companies, among others.

As a result of the Company’s business and sales locations, the portfolio of receivables is well diversified, and, therefore, the Company’s Management considers the credit risk moderate based on such diversification. The Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

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7- Inventories

     The breakdown of current and non-current inventories is as follows:

8-Investments, equity in earnings of affiliates and dividends collected

The breakdown of current and non-current investments, the equity in earnings of affiliates and dividends collected, are as follows:

a- Investments

b- Equity in earnings of affiliates

c- Dividends collected

1- Investment in companies in which joint control or significant influence is exercised and which are subject to transfer restrictions:

a - Distrilec:

Petrobras Energía, through Petrobras Finance Bermudas and Petrobras Electricidad de Argentina S.A (“PEDASA”), holds an indirect shareholding of 48.50% in Distrilec.

Distrilec is able to change its equity interest and sell its shares in Edesur S.A. (“Edesur”) only with the approval of ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain pledged to guarantee the compliance with the obligations undertaken in the Concession Agreement.  This pledge in no way limits the exercise of financial and voting rights associated with the Edesur’s shares.

b- CIESA:

Shareholders of CIESA, parent company of TGS, may not sell their Class “A” shares representing 51% of TGS¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

II- Tariff situation of the public utility companies

The scenario after the enactment of the Public Emergency Law significantly changed the financial equation of the public utility companies, which were affected, among others, by the local currency devaluation, the pesification and the elimination of indexation clauses on rates.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interest and access to services, (iv) the safety in the system involved, and (v) companies’ profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended that the Ministry of the Economy and Production renegotiate the agreements executed with public utility companies. UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003, which took over the work of the Renegotiation Commission and its aim is, among others, to provide assistance in the public works and services renegotiation process, to execute comprehensive or partial agreements, and to submit regulatory projects related to transitory rate adjustments.

In December 2008, the Law No. 26,456 was issued, which extended the public works and services renegotiation term to December 2009.

After UNIREN had submitted to TGS several proposals for the tariff adjustment as provided for in the concession contract that TGS had deemed insufficient, in October 2008 TGS executed a provisional agreement with UNIREN, which provides for a 20% tariff increase to be retroactively applied as from September 1, 2008 and for the application of the cash from such increase to an investment plan in the gas transportation system devised under the same agreement. The tariff increase will become effective after the ratification of the provisional agreement by the Argentine Executive Branch. This provisional agreement will be valid until the effective date of an agreement for the comprehensive renegotiation of the transportation license to be entered into with the National Government. In this respect, in early October 2008, TGS received from UNIREN a proposal for a comprehensive renegotiation agreement (including the 20% initial tariff increase). As of the date of these financial statements, TGS is evaluating that proposal. As set forth in the provisional agreement, TGS should reach an agreement with UNIREN on the modalities, terms and dates for the execution of the comprehensive agreement before the expiration date of the Economic Emergency Law. If no agreement is reached, UNIREN will submit a report to the Executive Branch recommending the steps to be taken.

Edesur entered into with UNIREN the letter of understanding, in August 2005, the parties signed a memorandum of understanding that included, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, would be the basis for amending the concession agreement. The document established through June 30, 2006, a complete rate review would be performed, which lead to a new rate system effective August 1, 2006, and for the following five years. Also, among others, it established a transition period for which the following was agreed, a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; and a mechanism to monitor costs, which allows for reviewing rate adjustments. Subsequently, Resolution No. 864/2008 issued by the Secretary of Energy approved the rate system through February 2009.

As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders suspended all pending claims based on the measures taken as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

The Memorandum of Agreement (MOA) was ratified by the Executive Branch on December 28, 2006. According to ENRE’s Resolution No. 50/2007 published in the Official Gazette on February 5, 2007, the values stated in Edesur’s Rate Schedule and resulting from the Interim Rate Schedule provided for in the MOA became effective as from February 1, 2007. As a consequence, a 23% increase was applied on the company’s own distribution costs (not affecting T1R1 and T1R2 residential rates), connection costs and the reconnection service charged by Edesur, and an additional average increase of 5% is also applied on such distribution costs for the execution of a work plan. In addition, ENRE authorized to apply to such costs, effective May 1, 2006, the 9.962% positive variation in the cost monitoring system indexes provided under the MOA.

Subsequently, Resolutions No. 1,838/2007 issued by the Secretary of Energy and No. 867/2007 of ENRE approved a 9.75% adjustment for the period from May 2006 to April 2007 under the cost monitoring method set forth in the Memorandum of Agreement applicable as from May 2007.

On July 31, 2008 ENRE issued Resolution No 324/2008 in relation to the Interim Tariff Scheme, approving a new tariff schedule for Edesur applicable as from July 1, 2008, which imposes gradual increases between 10% and 30% on residential users with bimonthly consumption levels over 650 kilowatts as well as a 10% increase on commercial or industrial users. In addition, it provides for the application of the new tariff to the Program for the Rational Use of Energy and the partial recognition of the cost monitoring system for subsequent periods.

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Book value of equity interest in CIESA and Distrilec:

As of June 30, 2009, the book value of the Company’s equity interest in CIESA and in Distrilec amounted to 139 and 581, respectively, (net of adjustments (211) and (77) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 40 corresponding to the purchase price allocated to Distrilec’s property, plant and equipment recorded by the Company at the time of acquisition of its interest).

As of December 31, 2008 the book value of the equity interests in CIESA and in Distrilec amounted to 198 and 585, respectively (net of adjustments of (216) and (82) made to adapt Ciesa’s and Distrilec’s valuation methods to those of the Company, respectively, and 43 corresponding to the purchase price allocated to Distrilec’s property, plant and equipment recorded by the Company at the time of the acquisition of a portion of its interest).

As of June 30, 2009 and December 31, 2008, the valuation of CIESA includes 110 from the transfer to Enron of its interest in TGS.

The book value of these interests does not exceed their recoverable value.

III- Investments in Mixed Companies in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (MEP) instructed Petróleos de Venezuela S.A. (PDVSA) to review the thirty-two operating agreements signed by PDVSA affiliates with oil companies from 1992 through 1997. These instructions given by the MEP established that all the necessary measures should be taken by PDVSA to migrate all operating agreements effective at that time to mixed companies. In August 2006, the conversion operating agreements were signed, providing for that the equity interest of private partners in such mixed companies would be of 40%, with the remaining 60% to be held by the Venezuelan Government.

The companies Petroritupano S.A., Petrowayú S.A., Petroven-Bras S.A. and Petrokariña S.A. (collectively referred to as “mixed companies”) were organized as a result of migration of the operating agreements governing production activities in Venezuela in the Oritupano Leona, La Concepción, Acema and Mata areas, respectively.

Mixed companies have to sell to Petróleos de Venezuela S.A. (“PDVSA”) all liquid hydrocarbons and the associated natural gas (when so provided in the agreement), produced in the delimited area, according to a price formula associated with international benchmarks such as WTS and WTI.

Mixed companies are subject to a payment of 33.33% for royalties and special benefits, and, in addition, they are required to pay an amount equivalent to any difference between 50% of the value of oil & gas sales during each calendar year and the royalty payments made during such year plus income tax and any other tax or duty calculated on the basis of the sales revenues. Additionally, since April 2008, with the enactment of the Special Tax Law on Extraordinary Prices of the International Hydrocarbon Market, a special tax payable by companies exporting or transporting abroad liquid hydrocarbons and oil by-products will be applicable when the average Venezuelan basket price of crude oil exceeds, in any month, US$70 per barrel. The special tax per barrel will be 50% of the difference between the above mentioned monthly average price and the US$70 threshold price. In addition, when such average price exceeds US$100, the special tax per barrel, applicable to any difference in excess of the US$100 threshold, will be 60%.

As of June 30, 2009 and December 31, 2008 the carrying value of the Company’s direct and indirect interest in the mixed companies, net of impairment charges, is 3,033 and 2,751, respectively. The recoverability of the referred investments is highly sensitive to crude oil price volatility, to economic, social and regulatory changes and, particularly, to the resulting business plans. As a result of the changes in the foregoing variables, in the years ended December 31, 2008, 2007 and 2006, the Company recorded writedowns of 154, 33 and 186, respectively related to its assets in Venezuela.

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Upon the execution of the pertinent agreements in connection with the migration of the operating agreements, in August 2006, CVP recognized a divisible and transferable credit in favor of the private companies participating in the mixed companies in the amount of US$ 88.5 million for Petrobras Energía’s equity interest, which does not accrue interest and could be applied to the payment of acquisition bonds to be used in any new mixed ownership project for oil exploration and production activities, or licenses for gas exploration and production operations in Venezuela. Since projects for the use of the credit recognized by CVP had not been materialized, the efforts to transfer such credit to third parties had not been successful, and other alternative uses of the credit was not  anticipated, as of December 31, 2007 the Company wrote down the carrying value of the credit to zero resulting in an impairment charge.

IV- Equity interest sold

- Petrobras de Valores Internacional de España S.L. (PVIE)

In December 2007, Petrobras Energía sold to Petrobras International Braspetro B.V. 40% of its equity interest in PVIE, a holding company whose main asset is the 99.79% through its interest in the capital stock of Petrobras Energía Perú S.A., is the Lote X production area. The consideration to be paid by Braspetro amounted to US$ 423.3 million, plus a contingent consideration to be defined by the parties as a consequence of a discovery of gas and condensed gas at the Kinteroni prospect in Lote 57, made in January 2008, which it is still in the evaluation phase. Currently, the operator is conducting reservoir analysis and other preparation activities in order to assess the potential of the field. As of December 31, 2007, the Company recorded, a pretax profit of 1,014.

In April 2009 Petrobras Energía sold its remaining 60% equity interest in PVIE to Petrobras Internacional – Braspetro B.V. in the amount of US$ 619.4 million. As a result of this transaction, the Company recognized in “Other income, net” (Note 15.d) a pretax gain of 1,591 and the related reversal of deferred income in the amount of 29.

The production areas in Peru were operated pursuant to concession production agreements with free crude oil availability. Royalties paid for the production of crude oil were determined on the basis of the price of a basket of varieties of crude oil, starting at a rate of 13% for prices of up to US$ 23.9 per barrel.

Relevant information on PVIE’s operations included in the consolidated income and cash flow statements for the six-month periods ended June 30, 2009 (first quarter transactions) and 2008 is as follows.

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9- Financing

The detail of the financial debt as of June 30, 2009 and December 31, 2008, is as follows:

I - Global Programs of nonconvertible bonds

Global program of US$ 2.5 billion:

As of June 30, 2009 under this program, which matured on May 4, 2008 the following classes of bonds remained outstanding:

* Class I, for a face value of US$ 349.2 million, maturing in July 2010, at a 8.125% annual rate.

* Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of face value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at LIBOR for a period of nine months plus 1%.

* Class R, for a face value of US$ 200 million, maturing in October 2013, at a 9.375 % annual rate.

* Class S, for a face value of US$ 300 million, maturing in May 2017, at a 5.875% annual rate. Class S bonds are supported by a Standby Purchase Agreement provided by Petrobras, pursuant to which, in the event of failure to pay principal, interest and any other amount owed by Petrobras Energía in connection with Class S bonds, Petrobras shall purchase the rights of bondholders to receive payments.

The proceeds from the issuances of the bonds were used to refinance liabilities, increase working capital, make capital expenditures in Argentina or capital contributions to affiliates.

Additionally, Class H bonds, for a face value of US$ 181.5 million, were paid at maturity in May 2009.

Debt from the issuances is disclosed net of the unaccrued portion of the issuance discounts and the incurred costs for such issuances.

Global program of US$ 1 billion:

The Annual Shareholders’ Meeting of Petrobras Energía held on March 28, 2008 approved the creation of a global program for the issuance of bonds for an outstanding maximum principal amounting to US$ 1 billion or its equivalent in any other currency, maturing within a 5-year term, or the maximum term that may be established by any applicable regulation in the future, under terms and conditions identical to those of the global program of
US$ 2.5 billion. On August 8, 2008, the program was authorized by Resolution N° 15,947 of the CNV.

II- Cross  default clauses

Outstanding bonds include cross default clauses, whereby the Trustee, as instructed by the bondholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of Petrobras Energía or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

As of the date of these consolidated financial statements, the Company has complied with all the terms and conditions related with its financial indebtedness.

III-. Edesur  indebtedness

Edesur maintains a global corporate bond program maturing on October 14, 2013, or the maximum term that may be allowed under any new regulations that might become applicable in the future, for up to a maximum principal amount outstanding at any time during the effectiveness of the program up to US$ 450 million or its equivalent in other currency.

As of June 30, 2009, only Class 7 is outstanding under such global program for a face value of 165, with five semiannual principal repayments of 33 as from June 2010, at an annual interest rate of 11.75%. Proceeds from the issuances have been applied to refinancing liabilities and improving working capital.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements.

Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-pay any other debt stipulated in the agreements.

As of the date of these consolidated financial statements Edesur has complied with all the terms and conditions contained in the loan agreements.

IV- CIESA indebtedness

Due to the Argentine macroeconomic situation, starting with the enactment of the Public Emergency Law (see Note 8.II “Tariff Situation of the public utility companies”), CIESA did not pay at maturity, in April 2002, either the principal and the last interest installment, or the cap and collar of interest rate agreements. Consequently, CIESA’s indebtedness included in the Company’s consolidated financial statements pursuant to the proportional consolidation method, in the amount of US$ 296 millions, has been disclosed in the “Short-term debt” line.

In April 2004, Petrobras Energía and Enron, the only two shareholders of CIESA, celebrated a master settlement agreement in which they agreed to make certain share transfers in two successive steps to facilitate the restructuring of CIESA’s financial debt.

Initially, after the relevant regulatory authorities’ approvals, on August 29, 2005, Enron transferred 40% of its shares in CIESA to a trust fund and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A., transferred Class B shares of TGS (representing 7.35% of TGS’s capital stock). The Company considered the book value of the shares transferred as part of the valuation of its interest in CIESA in non-current investments.

Subsequently, pursuant to the terms of the Financial Debt Restructuring Agreement entered into on September 1, 2005 by CIESA, Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Enron Pipeline Company Argentina S.A., ABN AMRO BANK N.V. Argentine Branch and all its financial creditors, CIESA refinanced the debt for an amount of about US$ 23 million at a 10-year term and once approvals were obtained from the Argentine Gas Regulatory Agency and the Argentine anti-trust authorities, CIESA would provide its financial creditors with about 4.3% of TGS’s Class “B” common shares as partial settlement of the financial debt. These shares were to be subsequently transferred to Enron in exchange for the remaining 10% of its shareholding in CIESA and the creditors would then capitalize the financial debt balance.

The agreement indicated that, once the debt restructuring was completed, and considering that in addition to the foregoing share transfers: a) the fiduciary ownership of the shares held in CIESA by the trust fund would be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and b) new shares would be issued for the benefit of the entity’s creditors, CIESA’s capital structure would be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

The Restructuring Agreement, as amended, would remain valid through December 31, 2008. As from such date, any party was entitled to unilaterally terminate the agreement.

This validity term expired before the relevant governmental approvals were obtained. On January 9, 2009 Ashmore Energy International Limited (now AEI) –who declared to be the only holder of the Corporate Bonds (Obligaciones Negociables) issued by CIESA in 1997– announced its decision to terminate the Restructuring Agreement.

On January 28, 2009, CIESA brought an action before the Courts of New York State, USA, to petition that an order be issued to declare that any action initiated by AEI against CIESA in connection with the Corporate Bonds should not succeed because said bonds had become time-barred. On April 2, 2009, CIESA filed an amendment including new actions against AEI. In the amended action bought before the New York courts, CIESA seeks (i) a declaration that all claims under the Corporate Bonds are time-barred because the six-year New York statute of limitation period to seek recovery thereunder has expired, (ii) in addition to the first claim, that CIESA be paid damages in an amount of up to US$300 million for breaches of the Restructuring Agreement, (iii) in addition to the first and second claims, that the strict performance of the Restructuring Agreement be ordered, and (iv) that AEI be ordered to desist from filing any claims against CIESA under the Corporate Bonds. AEI requested, in turn, that CIESA’s action be dismissed.

On May 4, 2009, CIESA filed its reply to the motion to dismiss the complaint rebutting the arguments of AEI. Finally, on August 3, 2009, the Supreme Court of the State of New York ruled to dismiss the claim brought by CIESA before said court, considering that the Argentine Courts will properly determine AIE’s credit status under New York law before they pronounce a judgment on the petition in bankruptcy filed by AIE in Argentina.

On April 6, 2009, CIESA was given notice of a bankruptcy petition filed by AEI in relation to the recovery of part of the Corporate Bonds for a total nominal value of US$127 million.  On April 16, 2009 CIESA answered the notice and objected to the bankruptcy petition based, among others, on the following grounds: (i) failure to meet the admissibility requirements for a bankruptcy petition considering there is no enforceable claim as the claims under the Corporate Bonds are time-barred under the New York law governing them, (ii) CIESA is not in a state of insolvency, and (iii) abusive and improper use by AEI of the bankruptcy petition to circumvent the statute of limitations action previously brought before the courts of competent jurisdiction in the State of New York, and to unlawfully seek the individual recovery of an alleged claim by means of proceedings designed for a very different purpose.  On July 31, 2009, CIESA was given notice of a resolution whereby the Judge rejects the explanations provided by CIESA and demands CIESA to demonstrate its solvency within 20 working days, under penalty of being declared bankrupt.

CIESA is evaluating the course of action to undertake. CIESA’s financial statements were prepared using the going concern basis of accounting and therefore such financial statements do not include any adjustments or reclassifications that may derive from the resolution of the uncertainties related to the foregoing actions.

V- TGS indebtedness

TGS maintains a bonds global program, which term extend to May 14, 2017. The CNV authorized it on January 18, 2007, up to US$ 650 million.

As of June 30, 2009, bonds stock, under the global program, with a face value of US$ 500 million, bear interest at a fixed rate of 7.875% p.a. Principal will be repaid in four annual, equal and consecutives installments of US$ 125 million each, as from May 14, 2014. In 2008 and in the six months ended June 30, 2009, TGS repurchased bonds in an amount equivalent to a face value of US$ 95 million, and US$ 3 million, recognizing a gain of 57 and 2, respectively.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of covenants, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distributions. As of the date of these financial statements, TGS has complied with the above mentioned covenants.

-     -

VI-. Detail of long-term debt

Long-term debt as of June 30, 2009 is made up as follows:

Maturities of long-term debt as of June 30, 2009, are as follows:

10- Contributions to finance works in the energy sector in Argentina

* Fund for the investments required to increase the electric power supply in the electric wholesale market (FONINVEMEM)

Through Resolution S.E. No. 712/04, the Energy Department created the FONINVEMEM I for the purpose of granting creditors and incentive to invest in wholesale electricity market (MEM) for increasing the supply of electrical power generation in Argentina. Through Resolution S.E. No.564/07, the Secretary of Energy requested MEM agents to participate in FONINVEMEM II, with the purpose of complementing financing of
FONINVEMEM I.

The financing of FONINVEMEM I and II was made through the contribution of 65% and 50% of the credit balances recorded in 2004-2006 and in 2007, respectively, resulting from the spread between the selling price of energy and the variable generation cost. The total contribution by all the private power generating companies in the wholesale electric market is estimated at US$ 530 million, of which Petrobras Energía contributed US$ 55 million, US$ 39 million to FONINVEMEM I and US$ 16 to FONINVEMEN II.

-     -

On October 17, 2005 and under the terms of Resolution No. 1,193 issued by the Secretary of Energy, Petrobras Energía and other MEM creditors formally announced their decision to participate in the construction, operation and maintenance of two power plants of at least 800 MW each. The construction cost of both plants is estimated at approximately US$ 1.3 billion and was partially funded with the net contributions by the private power generating companies to FONINVEMEM I and II.

For the purposes of the purchase of equipment and the construction, operation and maintenance of the power plants, two trusts funds were created within the scope of CAMMESA. The procurement of the equipment, construction, operation and maintenance of each power plant will be undertaken by Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which will enter into a ten-year electricity supply agreement with CAMMESA for the 80% of the energy output, at a price that will allow to cover all costs as well as the reimbursements of the FONINVEMEM and the repayment of the debt used to finance the initial investment. The companies will be able to freely dispose of the remaining 20% of the electricity output. Upon expiration of the supply agreement, the ownership of the assets held in trust will be transferred to the power generation companies proportionally to their contributions to finance the capital expenditure.

The gas turbines of both power plants are operating in open cycle mode as of June 30, 2009. They are expected to operate in combined cycle in the fourth quarter of 2009 or the first quarter of 2010.

Petrobras Energía will recover the funds contributed to FONINVEMEM I, converted into US$ and adjusted at a rate of LIBO + 1% p.a., in 120 monthly installments as from the commercial launch of the operation of both power plants in combined cycle. The payments will be made out of the funds received by the trusts over the term of the electricity supply agreement entered into with CAMMESA.

As of June 30, 2009 the funds contributed by the Company to FONINVEMEM II were fully recovered through investment in additional electricity generation projects under Resolution No. 564/2007 issued by the Secretary of Energy, whereby the Company built a 160 MW thermoelectric plant close to the existing Genelba Power Plant.

II- Fideicomiso  Financiero de Obra Gasoducto Sur (Financial Trust for South Gas Pipeline)

In order to assist in financing the expansion of the transportation capacity  of the General San Martín Gas Pipeline, in the offshore leg across the Straits of Magellan, Petrobras Energía will underwrite bonds to be issued by Fideicomiso Financiero de Obra Gasoducto Sur, for up to an amount in pesos equal to US$30 million. Petrobras Energía will receive in exchange Temporary Debt Securities denominated in Argentine pesos (“VRD Obra-4 Provisorios”) that will bear interest at an annual nominal rate of 15%. Twelve months after the first issuance date, such bonds will be exchanged for securities called “VRD Obra-4 Definitivos” that will bear interest at a rate equivalent to the Reference Stabilization Coefficient (CER) plus an annual nominal rate of 8%, of a nominal value equivalent to the principal of “VRD Obra-4 Provisorios” plus interest accrued until the exchange date. The principal of “VRD Obra-4 Definitivos” will be amortized in 30 quarterly installments, the first installment maturing 9 months after the issuance date.

-     -

11- Current and deferred income tax

The Company’s income tax expense and deferred tax balances are comprised as follows:

1) 275 are included in the non-current “Other receivables” line and 1,367 in the non-current “Taxes payable” line.

2) 258 are included in the non-current “Other receivables” line and 1,500 in the non-current “Taxes payable” line.

3) Management evaluates the recoverability of tax loss carryforwards and the remaining temporary differences taking into consideration, among other elements, the projected business profits, tax planning strategies, temporariness of future taxable income, considering the term of expiration of the tax loss carryforwards, the future reversals of the existing temporary differences and the recent year tax history. All the evidence available, both positive and negative, is duly weighted and considered in the analysis.

4) The change in 2009 includes: a) a decrease of 205 resulting from the sale of PVIE and b) an increase of 114 attributable to the revaluation of deferred tax liabilities in foreign affiliates and investments in the “Deferred income” account.

-     -

The reconciliation of the income tax expense charged to the income statements and the one, which would result from the application of the prevailing income tax rate of the 35% to the gain before taxes and the minority interest in the subsidiary’s income is as follow:

Tax losses carryforward may be used through the dates indicated below:

-     -

12- Contingencies, allowances and environmental matters

Movements of reserves for contingencies and allowances are as follows:

1-

Recorded in “Financial income (expenses) and holding gains (losses)”

2-

It includes 34 recorded in “Deferred income” and 18 recorded in “Income Tax” (Note 11)

3-

Recorded in “Deferred income”

4-

Recorded in “Cost of sales” as “Depreciation of property, plant and equipment”

5-

It includes 21 recorded in “Cost of sales” and 5 recorded in “Financial income (expenses) and holding gains

(losses)”

6-

Used during the period

7-

Recorded in “Other operating expenses, net” (Note 15.c)

8

- Decrease originated in the sale of interest in PVIE

a-

-     -

 Environmental matters

The Company is subject to extensive environmental regulations in Argentina and in the other countries in which it operates. Petrobras Energía’s management believes that its current operations are in material compliance with applicable environmental requirements, as currently interpreted and enforced, including remediation commitments assumed. The Company has not incurred any material pollution liabilities as a result of its operations to date. Petrobras Energía undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on Petrobras Energía’s business.

b- Other issues

The Company maintains interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Additionally, the Company maintains no significant lawsuits related to environmental issues. Company’s Management and its legal advisors estimate that the outcome of these differences will not have significant adverse effects on the Company’s financial position or results of operations.

13- Contractual commitments, warranty bonds, sureties and guarantees granted

The warranty bonds, sureties and guarantees as of June 30, 2009 and December 31, 2008, which are not disclosed in the remaining notes, amount to 16 and 79, respectively.

Innova S.A. has agreements with certain financial institutions whereby it may request cash advances on account receivable from clients that comply with a certain credit status for a maximum amount of approximately US$ 55 million with recourse. Pursuant to the terms and conditions of the agreements, Innova S.A. bears the credit risk for the amounts received in the event of default of the debtor, the relevant amount must be paid by Innova S.A. As of June 30, 2009, amounts advanced totaled US$ 16 million.

In addition, as of June 30, 2009, the Company had the following contractual commitments:

(1)- Net of transportation capacity sold to third parties (see Note 5).

-     -

14- Capital stock

As of June 30, 2009, the Company’s capital stock totaled 1,010, fully subscribed, issued, paid-in, registered and authorized for public trading (Note 1.b).

Changes in capital stock in the last three years:

15- Other receivables, other liabilities, other operating expenses, net, other income, net and supplemental cash flow information

(1)-Tax benefits earned by Innova S.A. consisting in a partial reduction of certain taxes in accordance with an incentive program that the Brazilian state of Rio Grande do Sul provides to companies located there.

16- Social benefits and other payroll benefits

a - Defined contribution plan

Supplementary pension plan

In November 2005, Petrobras Energía’s Board of Directors approved the implementation of a defined voluntary contribution plan for the employees who fulfill certain conditions. Through this plan, Petrobras Energía makes contributions to a trust fund in an equal amount to the contributions made by the employees adhered to the plan, in conformity with a scheme defined for each salary level. The participating employees may make voluntary contributions exceeding those established in the mentioned scheme, which will not be considered for purposes of the contributions to be made by Petrobras Energía.

In the six-month periods ended June 30, 2009 and 2008, Petrobras Energía recorded losses of 5 and 4, respectively, attributable to such benefits.

b- Defined benefit plan

Indemnity plan

This is a defined benefit plan for employees who fulfill certain conditions, and consists of granting, upon retirement, a one-month salary per year working at the Company, in conformity with a decreasing scale considering the years of effectiveness of the plan.

Compensatory fund

This is a defined benefit plan for employees of Petrobras Energía who take part in the defined contribution plan effective at each opportunity, that joined the Company prior to May 31, 1995, and have reached a certain number of years of service. The benefit is based on the last computable salary and years of service of each employee included in the plan.

The plan is of a supplemental nature, so that the benefit received by the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order to that the aggregate benefit to each employee equals the one stipulated in this plan.

The plan calls for a contribution to a fund exclusively by Petrobras Energía and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US dollar-denominated money market instruments in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. Accordingly, funds are mainly invested in US government bonds, commercial papers rated A1 or P1, AAAm-rated mutual funds and time deposits in banks rated A+ or higher in the United States of America.  The Bank of New York Mellon is the trustee and Watson Wyatt is the managing agent. Should there be an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, Petrobras Energía will be entitled to choice to use it, in which case it would have to notify the trustee thereof.

As of June 30, 2009 and December 31, 2008 the most relevant actuarial information on the defined-benefits pension plans are as follows:

17-Balances and transactions with related companies

Outstanding balances with related parties as of June 30, 2009 and December 31, 2008 are as follows:

Main transactions with affiliates for the six-months ended June 30, 2009 and 2008 are as follows:

-     -

18- Business segments and geographic consolidated information

The Company’s business is mainly concentrated in the energy sector, especially through its activities in exploration and production of oil and gas, refining and distribution, petrochemical and gas and energy. Accordingly, the identified business segments are as follows:

a- Oil and Gas Exploration and Production, composed of the Company’s participation in oil and gas blocks and its interest in Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

b- Refining and Distribution, including the Company’s operations in Refinería San Lorenzo and Bahía Blanca, its own gas station network, the Company’s equity interests in Refinería del Norte S.A. and the commercialization of the oil produced in Argentina, which is transferred at market prices from the Oil and Gas Exploration and Production business segment.

c- Petrochemicals, comprising the Company’s own fertilizer and styrenics operations developed in Argentina and Brasil.

d- Gas and Energy, comprising the Company’s operations of sale of the gas produced in Argentina and the liquefied petroleum gas brokerage and trading activities, its interest in Transportadora de Gas del Sur S.A., the operations of electricity generation in the Genelba plant and in the Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A. and Enecor S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these consolidated financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company’s management:

-     -

The following information shows total assets, net sales, operating income (loss) and equity in earnings of affiliates by geographic area.

19 -

Controlling Group

Petrobras Energía Participaciones S.A. is the parent company of Petrobras Energía S.A., with an ownership interest of 75.82%. Petróleo Brasileiro S.A. – PETROBRAS (“Petrobras”), through Petrobras Participaciones S.L., a wholly owned subsidiary, is the controlling shareholder of Petrobras Energía Participaciones S.A., with an ownership interest of 58.6%.

Additionally, Petrobras Participaciones S.L. owns 22.8% of Petrobras Energía’s capital stock (Note 1.b).

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brasil and abroad.

20- Subsequent events

Except   as   indicated in the remaining notes, no other events have occurred subsequent to period end that may significantly affect the Company’s financial position as of June 30, 2009, or the results of its operations for the six-month period then ended.

21- Other consolidated information

The following tables present additional consolidated financial statements disclosures required under Argentine GAAP.

a- Property, plant and equipment.

b- Equity in affiliates.

c- Cost of sales.

d- Foreign currency assets and liabilities.

e- Detail of expenses.

f- Information about ownership in subsidiaries and affiliates.

g- Oil and gas areas and participation in joint-ventures.

h- Combined joint-ventures and consortium assets, liabilities and statements of income.

-     -

a- Property, plant and equipment as of June 30, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

-     -

-     -

b-Equity in affiliates as of June 30, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

-     -

US$

United States Dollars

Bs

Bolívares

$

Argentine Peso

-     -

-     -

 c-Cost of sales for the six-month periods ended June 30, 2009 and 2008

(Stated in millions of Argentine Pesos)

-     -

d-Foreign currency assets and liabilities as of June 30, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

-     -

US$

Millions of United States Dollars

Bs

Millions of Bolívares

Rs

Millions of Reales

Bol

Millions of Bolivian pesos

EU

Millions of Euros

-     -

-     -

e- Detail of expenses for the six-month periods ended June 30, 2009 and 2008

 (Stated in millions of Argentine Pesos)

-     -

-     -

f- Information about ownership in subsidiaries and affiliates as of June 30, 2009

-     -

Subsidiaries	% OF OWNERSHIP AND VOTES DIRECT	INDIRECT	BUSINESS SEGMENT
Corod Producción S.A. (Venezuela)	100.00	-	Oil and Gas Exploration and Production
EcuadorTLC S.A. (Ecuador)	100.00	-	Oil and Gas Exploration and Production
Enecor S.A.	69.99	-	Gas and Energy
EG3 Asfaltos S.A.	95.00	5.00	Refining and Distribution
EG3 Red S.A.	95.00	5.00	Refining and Distribution
Innova S.A. (Brasil)	0.01	99.99	Petrochemicals
Petrobras Energía de México S.A. de C.V. (México)	-	100.00	Oil and Gas Exploration and Production
Petrobras Finance Bermuda (Islas Bermudas)	-	100.00	Corporate
Petrobras Holding Austria AG (Austria)	-	100.00	Corporate
Petrobras Energía Internacional S.A.	95.00	5.00	Corporate
Petrobras Energía Operaciones Ecuador S.A. (Ecuador)	-	100.00	Oil and Gas Exploration and Production
Petrobras Financial Services Austria GMBH (Austria)	-	100.00	Corporate
Petrobras Electricidad de Argentina S.A.	93.60	6.40	Gas and Energy
Petrobras Hispano Argentina S.A. (España)	100.00	-	Corporate
Petrobras Bolivia Internacional S.A. (Bolivia)	100.00	-	Corporate
Petrobras Energía Ecuador (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Petrolera San Carlos S.A. (Venezuela)	-	100.00	Oil and Gas Exploration and Production
Transporte y Servicios de Gas en Uruguay S.A. (Uruguay)	51.00	13.55	Gas and Energy
World Energy Business S.A.	5.00	95.00	Gas and Energy
Electricidade Com S.A. (Brasil)	-	100.00	Gas and Energy
Petrobras Energía Colombia (Gran Cayman)	-	100.00	Oil and Gas Exploration and Production
Burlington Resources Argentina Holdings Limited (Islas Bermudas)	-	100.00	Corporate
Atalaya Energy S.R.L.	-	100.00	Oil and Gas Exploration and Production
Canadian Hunter Argentina S.R.L.	-	100.00	Oil and Gas Exploration and Production
Affiliates under joint control			
Cía. de Inversiones de Energía S.A.	25.00	25.00	Gas and Energy
Distrilec Inversora S.A.	-	48.50	Gas and Energy
Edesur S.A.	-	27.33	Gas and Energy
Transportadora de Gas del Sur S.A.	-	27.65	Gas and Energy
Main affiliates in which significance influence is exercised			
Coroil S.A. (Venezuela)	20.00	17.40	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados Ltd. (Gran Cayman)	-	11.42	Oil and Gas Exploration and Production
Oleoducto de Crudos Pesados S.A. (Ecuador)	-	11.42	Oil and Gas Exploration and Production
Inversora Mata S.A. (Venezuela)	49.00	-	Oil and Gas Exploration and Production
Oleoductos del Valle S.A.	23.10	-	Oil and Gas Exploration and Production
Propyme S.G.R	50.00	-	Corporate
Petrolera Entre Lomas S.A.	19.21	-	Oil and Gas Exploration and Production
Refinería del Norte S.A.	28.50	-	Refining and Distribution
Urugua-í S.A.	29.33	-	Gas and Energy
Petroven-Bras S.A.	29.20	2.16	Oil and Gas Exploration and Production
Petrokariña S.A.	29.20	5.29	Oil and Gas Exploration and Production
Petrowayú S.A.	36.00	-	Oil and Gas Exploration and Production
Petroritupano S.A.	22.00	-	Oil and Gas Exploration and Production
Other interest in affiliates			
Termoeléctrica José de San Martín S.A.	10.00	-	Gas and Energy
Termoeléctrica Manuel Belgrano S.A.	10.00	-	Gas and Energy

-     -

g-Oil and gas areas and participation in joint-ventures as of June 30, 2009

NAME	LOCATION	WORKING INTEREST	OPERADOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández	Mendoza y Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo	Neuquén	17.90%	Petrolera Entre Lomas	2015
Santa Cruz II	Santa Cruz	100.00%	Petrobras Energía	2017 / 2028
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017 / 2027
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2036
Veta Escondida y Rincón de Aranda	Neuquén	55.00%	Petrobras Energía	2027
Santa Cruz I	Santa Cruz	71.00%	Petrobras Energía	2017 / 2035
Sierra Chata (3)	Neuquén	45.55%	Petrobras Energía	2023
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
Atuel Norte	Mendoza	33.33%	Tecpetrol	2015
La Tapera - Puesto Quiroga (3)	Chubut	35.67%	Tecpetrol	2017
El Tordillo (3)	Chubut	35.67%	Tecpetrol	2016
Aguaragüe	Salta	15.00%	Tecpetrol	2017 / 2023
Estancia Agua Fresca	Santa Cruz	50.00%	Petrobras Energía	2033
Gobernador Ayala	Mendoza	22.51%	Petro Andina Resources Ltd	(1)
Agua Amarga	Río Negro	17.90%	Petrolera Entre Lomas	2013
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	22.00%	PDVSA	2025
Acema	Venezuela	31.36%	PDVSA	2025
La Concepción	Venezuela	36.00%	PDVSA	2025
Mata	Venezuela	34.49%	PDVSA	2025
Bloque 18 (3)	Ecuador	30.00%	Ecuadortlc	2022
Tibu	Colombia	30.00%	Ecopetrol	-
Exploration				
Argentina				
Glencross	Santa Cruz	87.00%	Petrobras Energía	2033
Puesto Oliverio	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerrito Oeste	Santa Cruz	50.00%	Petrobras Energía	(1)
El Campamento	Santa Cruz	50.00%	Petrobras Energía	(1)
Cerro Hamaca Norte	Mendoza	39.64%	Petro Andina Resources Ltd	(1)
Cañadón del Puma	Neuquén	50.00%	Chevron San Jorge	2009
Parva Negra (3)	Neuquén	100.00%	Petrobras Energía	(1)
Cerro Manrique	Río Negro	50.00%	Petrobras Energía	(2)
Estancia Chiripá	Santa Cruz	87.00%	Petrobras Energía	2032
Enarsa 1 (E1)	Plataforma Continental Arge	25.00%	YPF	2020
Enarsa 3 (E3)	Plataforma Continental Arge	35.00%	Petrobras Energía	2020
Chirete	Salta	100.00%	Petrobras Energía	2012
Hickmann	Salta	50.00%	Tecpetrol	2015
Río Colorado	Salta	30.00%	Tecpetrol	2013
Río Atuel	Mendoza	33.33%	Tecpetrol	2014
Bloque CAA 40 (3)	Plataforma Continental Arge	33.00%	YPF	2009
Bloque CAA 46 (3)	Plataforma Continental Arge	33.00%	YPF	2010
CGSJ Marina I (3)	Plataforma Continental Arge	33.00%	YPF	2009

(1) The granting of the concession is under progress and the term will be 25 years from such granting.
(2) The granting of the exploration concession has not been yet obtained
(3) See Note 5 - Changes in Oil and gas areas and participation in joint ventures

-     -

-     -

h-Combined joint-ventures and consortium assets and liabilities as of June 30, 2009 and December 31, 2008

(Stated in millions of Argentine Pesos)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders, President and Directors
..

ofPetrobras Energía S.A

Maipú 1, 22nd floor

Buenos Aires

Argentina

1- We have reviewed the accompanying consolidated balance sheet of Petrobras Energía S.A. (“PESA”, an Argentine Corporation) and its subsidiaries and jointly controlled entities as of June 30, 2009, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended, and notes 1 to 21. These financial statements are the responsibility of the Company’s management.

2- We conducted our review in accordance with the auditing standards in force in the Republic of Argentina applicable to a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures to the financial data and inquiring of the individuals responsible for their preparation. A review is substantially less in scope than an audit of financial statements, of which the objective is to express an opinion on the consolidated financial statements taken as a whole. Therefore, we do not express such an opinion.

3- The accompanying consolidated financial statements were translated into the English language from those issued in Spanish in conformity with the regulations of the National Securities Commission (“CNV”). They were also reformatted in a manner different from those presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform to CNV regulations.

4- As further explained in note 2 to the consolidated financial statements, certain accounting practices applied by the Company that conform to the accounting standards set forth by the CNV do not conform to accounting principles generally accepted in the United States of America. The effects of these differences have not been quantified by the Company.

5- As described in note 8 to the consolidated financial statements, Compañía de Inversiones de Energía S.A. (“CIESA”) and its subsidiary Transportadora de Gas del Sur S.A. (“TGS”) have been adversely affected by the Argentine Government’s adoption of several economic measures, including the redenomination into pesos of their rates, the renegotiation of the license (which is in process) and the devaluation of the peso. Additionally, CIESA has suspended the payment of its financial debts, and the debt restructuring agreement entered into in September 2005 expired on December 31, 2008 and. In January 2009, the financial creditor that claims to be the sole holder of corporate bonds in the amount of US$ 127,000,000 informed its decision of terminating the debt restructuring agreement. On January 28, 2009, CIESA brought an action before the Supreme Court of New York State, United States of America, to seek the declaration that any claim by the foregoing financial creditor against CIESA was time-barred because the statute of limitation pertaining to such claim had expired. Subsequently, CIESA and the foregoing financial creditor submitted their motions before such Court. Finally, on August 3, 2009, the Supreme Court of New York State dismissed the action brought by CIESA as it considered that the issue should be decided by the Argentine court by applying the law of the State of New York, before a decision was made in connection with the petition for bankruptcy filed by the referred creditor within the Argentine jurisdiction, notice of which had been served upon CIESA on April 6, 2009. CIESA had objected to such petition based on the grounds referred to in note 9. On July 31, 2009, CIESA was notified of a resolution, whereby the Argentine judge hearing this case dismissed the explanations given by CIESA, and required it to demonstrate its solvency status within 20 business days, with the warning that its bankruptcy would be declared if the requirement was not met. As of the date of these financial statements, CIESA is evaluating the course of action to be followed. Further, the foregoing situation in connection with TGS gives rise to uncertainties with respect to the future development of the regulated business of this company and, therefore, to the future cash flows and results of operations of CIESA, which depend on income obtained from its investment in its subsidiary TGS.

The financial statements of CIESA as of June 30, 2009, used by PESA to incorporate them by the proportional consolidation method in its consolidated financial statements, have been prepared by this company’s management considering that the entity would be able to continue operating as a going concern. Accordingly, these financial statements do not include the effects of potential adjustments and reclassifications, if any, that may be required if the situations described above are not successfully resolved. In addition, the resolution of the uncertainties referred to above may determine that CIESA’s assumptions underlying the projections relating to the determination of the recoverable value of its non current assets do not materialize in the future. The accompanying consolidated financial statements of PESA as of June 30, 2009 do not include any adjustments or reclassifications that may result from the resolution of these uncertainties.

The assets and net sales of CIESA, incorporated by the proportional consolidation method in the consolidated financial statements of PESA, represent approximately 12% and 6% of the related total consolidated amounts as of June 30, 2009 and for the six-month period then ended.

6- The Company estimated the recoverable value as of June 30, 2009 of its direct and indirect investments in: (i) the mixed companies Petroritupano S.A., Petrowayú S.A., Petrokariña S.A. and Petroven-Bras S.A. (operating specific hydrocarbon areas in Venezuela), and of other receivables that could be used to pay for acquisition bonds related to any new project of a mixed company to develop oil exploration and production activities, or to acquire licenses to carry out gas exploration and production operations in Venezuela and (ii) its assets in Ecuador, as respectively described under the headings “Investments in mixed companies in Venezuela” and  “Operations in Ecuador” in notes 8 and 5 to the consolidated financial statements.

The recoverable value of such assets in Venezuela and Ecuador was estimated by the Company on the basis of the best information available as of that date. However, the materialization of certain assumptions used by the Company to determine the recoverable value of these assets is contingent on future events and actions, some of which are beyond its control and might affect the carrying value of these assets.

7- Based on our review, subject to the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the uncertainties mentioned in paragraphs 5 and 6 been known, we have not become aware of any other significant modification to be made to the financial statements of Petrobras Energía S.A. referred to in paragraph 1 for them to be presented in accordance with the professional accounting principles in force in the City of Buenos Aires, Republic of Argentina.

8- On February 10, 2009, we issued an audit report in which we expressed an opinion on the consolidated financial statements of Petrobras Energía S.A. for the year ended December 31, 2008, which are presented for comparative purposes.

Our audit report contained: (a) a qualification related to a scope limitation because we were unable to obtain audited financial statements as of December 31, 2008 nor were we able to examine as of the date of our report other evidence supporting the carrying value of the Company’s investment in the mixed companies referred to in paragraph 6, or the Company’s equity in the earnings of such companies, and (b) qualifications regarding the effects of the adjustments, if any, that might have been determined to be necessary had the resolution of the following uncertainties been known: (i) the situations described in paragraph 5 for CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of assets in Venezuela and Ecuador mentioned in paragraph 6.

Subsequent to the issuance of our audit report, we were able to satisfy ourselves through other audit procedures as to the carrying value of the investment in the mixed companies and the Company’s equity in the earnings of such companies as of December 31, 2008 and for the year then ended, and no modifications were required to the amounts originally incorporated in the consolidated financial statements of PESA as of December 31, 2008.

9- Additionally, on August 5, 2008, we issued an audit report on the consolidated financial statements of PESA as of June 30, 2008 and for the six-month period then ended, presented for comparative purposes.

Our audit report contained: (a) qualifications involving uncertainties relating to: (i) the situations described in paragraph 5 with respect to CIESA and TGS, and (ii) the materialization of certain assumptions used by the Company to determine the recoverable value of the assets in Venezuela and Ecuador referred to in paragraph 6, and (b) a qualification related to a scope limitation because we were unable to obtain audited financial statements as of June 30, 2008 nor were we able to examine other evidence as of said date supporting: (i) the carrying value of direct and indirect investments in the related companies Oleoductos del Valle S.A., Refinería del Norte S.A., Petrolera Entre Lomas S.A., Petroritupano S.A., Petrowayú S.A., Petrokariña S.A., Petroven-Bras S.A., (ii) the Company’s equity in the earnings of such companies, and (iii) the amounts incorporated by the consolidation method with respect to PHAAG and by the proportional consolidation method to CIESA and Distrilec Inversora S.A.

Buenos Aires (Argentina), August 4, 2009

SIBILLE

Gabriel E. Soifer

Partner

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA S.A.

Date: 09/07/2009

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney